Form 10-K, Exhibit 13
period 1995-12-31
JETSTREAM LP
filed 1996-03-29
CIK 825336

JetStream, L.P.
        1995 Annual Report

JetStream, L.P. commenced operations in 1987, and was formed to acquire used commercial aircraft subject to triple net operating leases with commercial aircraft carriers. Since inception, limited partners have received cash distributions totaling approximately $14.36 per $20.00 limited partnership unit ("Unit"). The following table provides the quarterly cash distributions per Unit paid by the Partnership for the years ended December 31, 1995 and 1994.

Quarter Declared                                1995                    1994

1st Quarter                                   $ .220                  $ .255
2nd Quarter                                     .217                    .261
3rd Quarter                                     .214                    .247
4th Quarter                                     .214                    .237

TOTAL                                         $ .865                  $ 1.00


Administrative Inquiries                Performance Inquiries/Form 10-Ks
Address Changes/Transfers               First Data Investor Services Group
Service Data Corporation                P.O. Box 1527
2424 South 130th Circle                 Boston, Massachusetts 02104-1527
Omaha, Nebraska 68144-2596              Attn:  Financial Communications
(800) 223-3464 (select option 1)        (800) 223-3464 (select option 2)

	Contents

	1	Message to Investors
	3	Portfolio Review
	4	Financial Statements
	7	Notes to Financial Statements
	13	Report of Independent Public Accountants


Message to Investors

We are pleased to present for your review the 1995 Annual Report for JetStream, L.P. (the "Partnership"). This message includes a brief overview of conditions in the airline and aircraft leasing industries, an update on the Partnership's portfolio of aircraft and highlights of the Partnership's financial results for the past five years. Following this letter are the Partnership's audited financial statements for the year ended December 31, 1995.

Industry Overview
After years of massive losses, the U.S. airline industry showed signs of recovery in the past year. U.S. airlines realized overall net profits of approximately $2 billion in 1995, as compared to a total loss of approximately $280 million in 1994. Primary among the factors that contributed to the turnaround in 1995 were the ability of airlines to sustain higher air fares, an increase in passenger traffic and cost-cutting efforts by the major airlines, in an effort to improve cash flow and compete more effectively against low-cost, short-haul air carriers. While industry analysts are hopeful that conditions will continue to improve through 1996, such improvement will likely be modest and could be tempered by mounting labor issues, consumer satisfaction issues and continued competition from low-cost air carriers.

While the improvement in the airline industry had a modest positive impact on the level of leasing activity for certain types of aircraft, overall conditions in the aircraft leasing industry remain competitive, particularly for lessors of older Stage 2 aircraft, as there still remains a lingering oversupply of this type of aircraft available for lease. Furthermore, future viable leasing opportunities will be limited as a result of the implementation of noise compliance regulations developed in accordance with the Airport Noise and Capacity Act of 1990, which requires airlines to reduce the number of older aircraft in their fleets. These regulations provide, among other things, phase-out and non-addition rules under which the number of Stage 2 aircraft operated by domestic carriers were limited to 75% of 1990 base levels by the end of 1994, with further reductions to 50% of 1990 base levels by the end of 1996, 25% of 1990 base levels by the end of 1998 and ultimately to 0% by December 31, 1999. The scheduled phase-out of Stage 2 aircraft combined with the prolonged difficulties in the airline industry during the first half of the 1990's has had a substantial impact on the aircraft leasing industry and on residual aircraft values of Stage 2 aircraft, such as the Partnership's. The level of demand for aircraft will continue to be a function of changes in passenger demand and the ability of operators to match demand with their seat availability.

Portfolio Update
The Partnership's investment consists of a fleet of six commercial aircraft, all of which are currently on-lease. During the past year, the General Partners were successful in negotiating a lease extension with Delta Air Lines ("Delta") for the Partnership's 737-200 advanced aircraft and new leases with Eastwind Airlines ("Eastwind"), a start-up airline, for the Partnership's two 737-200 non-advanced aircraft. The leases with Eastwind averted a decrease in the Partnership's rental revenue and, consequently, in the level of cash distributions to limited partners as the Partnership encountered significant difficulties in finding another lessee in light of the problems in the leasing market for older Stage 2 aircraft, as discussed above. While Eastwind has posted operating losses since commencing operations in the third quarter of 1995, it remains current on its lease payments to the Partnership. The Partnership will fund approximately $850,000 for heavy maintenance checks on each of the aircraft on lease to Eastwind. These heavy maintenance or "Q" checks, which are expected to be completed by mid-year, entail refurbishing the airframe and repairing or replacing various time-sensitive components of the aircraft, excluding the engines. It is anticipated that costs incurred by the Partnership in connection with the Q checks will be recovered by the maintenance charges which are expected to be paid by Eastwind over the term of the leases. Any costs associated with the Q checks in excess of $850,000 will be borne by Eastwind. During the course of the Q checks, which are anticipated to take approximately four to five weeks for each aircraft, the Partnership will not receive rental payments from Eastwind.

Of the Partnership's three remaining aircraft, one is on-lease to Continental Airlines ("Continental") and two are on-lease to Trans World Airlines ("TWA"), which emerged from Chapter 11 Bankruptcy proceedings in August 1995. TWA continues to lease the Partnership's two remaining 727-200 aircraft on a month-to-month basis and has not given any indication as to how long it will continue to lease these aircraft. Once the aircraft are returned to the Partnership, the General Partners believe that it will be very difficult to re-lease them to another airline and the level of cash available for distribution to limited partners will in all likelihood be reduced. Please refer to the Portfolio Review section on page 3 of this report for additional information on the leasing status of the Partnership's aircraft.

Financial Results
The following table summarizes the Partnership's financial results for the years ended December 31, 1995, 1994, 1993, 1992 and 1991. For additional information, please refer to the financial statements and notes to the financial statements beginning on page 4 of this report.

           1995          1994          1993          1992         1991

Rental
Revenues   $ 4,837,439   $ 5,067,500   $ 4,979,382   $ 7,696,005  $10,829,114

Write-down
of Aircraft          -             -    18,266,022             -            -

Total
Expenses     5,669,154     5,977,244    25,138,968     7,181,496   10,446,082

Net Income
(Loss)        (170,290)     (783,993)  (17,876,870)      672,078      647,877(1)

Net Income
(Loss) per
Limited
Partnership
Unit(2)          (0.03)        (0.16)        (3.62)          .14          .13(1)

Total
Assets      18,936,402    23,457,496    29,886,833    55,476,952   64,522,301(1)

Partners'
Capital     17,492,977    21,939,577    27,674,021    50,067,951   57,554,215(1)

Net Cash
Provided by
Operating
Activities   4,282,201     6,301,101     3,979,973     6,516,611   10,566,761

Cash
Distributions
per
Unit(2)(3)        .865          1.00           .91          1.65         2.30

(1) Includes a provision for loss of $2,897,697 on disposition of assets reflecting the February 13, 1992 sale of the Boeing 727-200 previously on lease to Pan Am.

(2)     4,895,005 Units outstanding.

(3) Distribution amounts are reflected in the year for which they are declared. The Partnership's fourth quarter cash distribution is usually paid in late January or early February of the following year.

- Rental revenues for the year ended December 31, 1995 decreased from 1994, primarily due to; (i) the lease expiration in November 1994 and subsequent sale in June 1995 of the 727-200 non-advanced aircraft formerly on-lease to TWA, (ii) the reduction in the monthly lease rates paid by TWA as a result of the lease extensions negotiated for the Partnership's two remaining 727-200 non-advanced aircraft in the fourth quarter of 1994, (iii) the idle status of the Partnership's two 737-200 non-advanced aircraft subsequent to the expiration of the leases with USAir in May 1995 and (iv) the reduction in the monthly lease rate paid by Delta in accordance with the lease extension for the Partnership's 737-200 advanced aircraft effected in November 1995.

- The decrease in net loss from 1994 to 1995 is primarily attributable to a gain on the June 1995 sale of the 727-200 non-advanced aircraft totaling $446,375, and, to a lesser extent, an increase in interest income and a decline in depreciation expense. These items were partially offset by the decrease in rental income.

- The highly competitive and weakened conditions in the aircraft leasing industry during the past several years have had a significant negative impact on the residual value of the Partnership's fleet of aircraft. It is the General Partners' belief that the total value has declined substantially. Accordingly, as of December 31, 1993, the General Partners reduced the carrying value of the aircraft by $18,266,022. Excluding the write-down, the Partnership would have realized net income of $389,152 for the year ended December 31, 1993. The write-down is also the primary reason for the increase in total expenses during 1993.

Summary
The General Partners will continue their efforts to effectively manage the Partnership's assets. To that end, our focus remains on keeping the Partnership's aircraft on-lease and generating revenue. It is important to note, however, that since the total return from your investment in the Partnership is dependent upon the aircrafts' ultimate selling prices, declines in residual values over the past several years have had an adverse impact on your investment. The future performance of the Partnership will be dependent upon the General Partners' ability to keep the remaining aircraft on-lease, which, in turn, is dependent on the strength of the airline industry and the stabilization of the supply and demand for used aircraft. We will continue to update you on the status of the Partnership's operations in future correspondence.

Very truly yours,

Jet Aircraft Leasing Inc.		CIS Aircraft Partners, Inc.
A General Partner                       A General Partner


/s/Moshe Braver                         /s/Thomas J. Prinzing
Moshe Braver                            Thomas J. Prinzing
President                               President

March 22, 1996

Portfolio Review

Following is a review of leasing activity during 1995:

- 737-200 Non-advanced Aircraft - The Partnership entered into an agreement with Eastwind Airlines in July 1995 to lease the Partnership's two 737-200 non-advanced aircraft, which had previously been on-lease to USAir. Eastwind placed the aircraft into service in late August 1995. Under the terms of the lease agreements, which expire on November 30, 1999, Eastwind pays the Partnership a monthly lease rate of $35,000 per aircraft. In addition, the airline is required to pay the Partnership an engine charge based on usage and is also required to pay airframe maintenance charges effective August 1995.

- 737-200 Advanced Aircraft - An agreement was reached with Delta in November 1995 to amend and extend the current lease for this aircraft until September 30, 1999 at a monthly lease rate of $80,000. While this rate represents a decline from the previous rate of $95,000 per month, it is in line with prevailing market rates. Under the terms of the amended lease, Delta does not have the option of returning the aircraft prior to the new expiration date as it did under the previous lease agreement.

The following table highlights the Partnership's portfolio of aircraft as of December 31, 1995 and includes estimated market values as of that date.

                                           Estimated
Aircraft Model              Acquisition    Market       Lease       Noise
Year Delivered  Lessee      Cost (1)       Value (2)    Expiration  Compliance

MD-80 Series    Continental $27,396,997   $17,097,000   03-15-98    Stage 3
   1986

B-737-200       Eastwind      7,601,999     2,312,000   11-30-99    Stage 2
   1971

B-737-200       Eastwind      7,601,999     2,312,000   11-30-99    Stage 2
   1971

B-737-200 ADV   Delta        15,222,609     5,585,000   09-30-99    Stage 2
   1979

B-727-200       TWA           5,448,499       818,500   N/A(4)      Stage 2
   1969

B-727-200       TWA           5,448,499       818,500   N/A(4)      Stage 2
   1969


(1) Includes a 1.5% fee paid to the Managing General Partner at the acquisition of the aircraft.
(2) Estimated market values for the aircraft are based upon annual independent appraisals. These estimates are subject to a variety of assumptions. Additionally, there can be no assurance that the Partnership would receive an amount equal to the market value shown above upon the sale of any of the aircraft.
(3)     Lease expiration dates do not include renewal options.
(4) TWA currently leases the Partnership's two 727-200 non-advanced aircraft on a month-to month basis.

Balance Sheets
December 31, 1995 and 1994


Assets                                   1995            1994

Aircraft, at cost                   $ 24,287,000    $ 25,334,000
Less-accumulated depreciation          9,401,952       5,224,476

                                      14,885,048      20,109,524

Cash and cash equivalents              3,494,433       2,785,283
Restricted cash                          321,797         321,797
Rent receivable
(net of allowance for doubtful accounts
of $70,000 in 1995)                       58,758               0
Loan receivable                          172,636         239,994
Interest receivable                          605             898
Prepaid expenses                           3,125               0

       Total Assets                 $ 18,936,402    $ 23,457,496


Liabilities and Partners' Capital

Liabilities:
   Accounts payable
   and accrued expenses             $    244,647    $    253,292
        Distribution payable           1,058,778       1,174,627
        Deferred revenue                  90,000          90,000
        Security deposit                  50,000               0

             Total Liabilities         1,443,425       1,517,919

Partners' Capital (Deficit):
        General Partners                (803,082)       (758,616)
        Limited Partners
        (4,895,005 units outstanding) 18,296,059      22,698,193

             Total Partners' Capital  17,492,977      21,939,577

             Total Liabilities and
             Partners' Capital       $18,936,402    $ 23,457,496


Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993


                                General         Limited
                                Partners        Partners          Total

Balance at January 1, 1993    $ (477,332)      $ 50,545,283    $ 50,067,951
Net loss                        (178,769)       (17,698,101)    (17,876,870)
Cash distributions               (45,170)        (4,471,890)     (4,517,060)

Balance at December 31, 1993    (701,271)        28,375,292      27,674,021
Net loss                          (7,840)          (776,153)       (783,993)
Cash distributions               (49,505)        (4,900,946)     (4,950,451)

Balance at December 31, 1994    (758,616)        22,698,193      21,939,577
Net loss                          (1,703)          (168,587)       (170,290)
Cash distributions               (42,763)        (4,233,547)     (4,276,310)

Balance at December 31, 1995  $ (803,082)      $ 18,296,059    $ 17,492,977

Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                      1995           1994            1993

Rental                       $ 4,837,439   $ 5,067,500     $  4,979,382
Interest                         215,050       112,523          104,832
Other (Note 4)                         -        13,228        2,177,884

        Total Income           5,052,489     5,193,251        7,262,098

Expenses

Depreciation                   4,919,101     5,224,476        6,135,828
Management fees                  438,631       448,305          360,017
General and administrative       191,715       212,674          207,030
Operating                         49,707        71,789          170,071
Bad debt expense                  70,000        20,000                -
Write-down of aircraft
(Note 2)                               -             -       18,266,022

  Total Expenses               5,669,154     5,977,244       25,138,968

  Net Loss from Operations  $   (616,665)  $  (783,993)    $(17,876,870)

Other Income

Gain on sale of aircraft
(Note 5)                         446,375             -                -

             Net Loss       $   (170,290)  $  (783,993)    $(17,876,870)

Net Loss Allocated:

To the General Partners     $     (1,703)  $    (7,840)    $   (178,769)
To the Limited Partners         (168,587)     (776,153)     (17,698,101)

                            $   (170,290)  $  (783,993)    $(17,876,870)

Per limited partnership unit
(4,895,005 units outstanding)    $ (0.03)      $ (0.16)         $ (3.62)

Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:  1995         1994          1993

Net loss$                              $  (170,290) $   (783,993) $(17,876,870)
Adjustments to reconcile net
loss to net cash
provided by operating activities:
   Depreciation                          4,919,101     5,224,476     6,135,828
   Write-down of aircraft                        -             -    18,266,022
   Gain on sale of aircraft               (446,375)            -             -
   Restricted cash                               -     2,727,087      (160,311)
   Increase (decrease) in cash
   arising from changes
   in operating assets and liabilities:
    Rent receivable                        (58,758)       20,000        45,000
    Interest receivable                        293         6,405        (3,463)
    Prepaid expenses                        (3,125)       36,841       (20,796)
    Accounts payable and accrued expenses   (8,645)        1,285       (39,144)
    Maintenance payable                          -      (791,000)   (2,017,573)
    Deferred revenue                             -       (60,000)     (348,720)
    Security deposit                        50,000       (80,000)            -

Net cash provided by
operating activities                     4,282,201     6,301,101     3,979,973

Cash Flows from Investing Activities:

    Loan receivable                         67,358      (239,994)            -
    Proceeds from sale of aircraft - net   751,750       350,000             -

Net cash provided by investing activities  819,108       110,006             -

Cash Flows from Financing Activities:

        Cash distributions              (4,392,159)   (4,715,629)   (5,307,812)

Net cash used for financing activities  (4,392,159)   (4,715,629)   (5,307,812)

Net increase (decrease) in cash and
cash equivalents                           709,150     1,695,478    (1,327,839)
Cash and cash equivalents at beginning
of period                                2,785,283     1,089,805     2,417,644

Cash and cash equivalents at end
of period                              $ 3,494,433  $  2,785,283  $  1,089,805

Notes to Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
JetStream, L.P. (the "Partnership"), a Delaware limited partnership, was formed on April 16, 1987 for the purpose of acquiring and leasing used commercial aircraft. The Managing General Partner of the Partnership is CIS Aircraft Partners, Inc. ("CAP"), a third-tier, wholly owned subsidiary of Continental Information Systems Corporation. The Administrative General Partner is Jet Aircraft Leasing Inc. ("JAL"), formerly Hutton Aircraft Leasing, Inc., an affiliate of Lehman Brothers Inc.

Upon formation of the Partnership, the General Partners each contributed $500 and the initial Limited Partner contributed $100 for five limited partner units. An additional 4,895,000 limited partnership depositary units were then sold at a price of $20.00 per unit. The Partnership had a closing for these additional units on October 28, 1987 and received gross offering proceeds of $97,900,000.

The Partnership is required to dissolve and distribute all of its assets no later than December 31, 2027. The Partnership may reinvest the proceeds from sales of aircraft occurring prior to October 28, 1998. Thereafter, the net proceeds of any sales of aircraft will be distributed to the partners.

Title to the leased aircraft owned by the Partnership is held by nonaffiliated trusts of which the Partnership is the beneficiary. The purpose of this method of holding title is to satisfy certain registration requirements of the Federal Aviation Administration.

On March 18, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on March 21, 1996.

2. Significant Accounting Policies

Basis of Accounting. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Aircraft and Depreciation. The aircraft were recorded at cost, which includes acquisition costs. Through December 31, 1993, depreciation to an estimated salvage value of 10% was computed using the straight-line method over an estimated average economic life of twelve years for all aircraft owned by the Partnership. Beginning in 1994, depreciation was computed using the straight-line method over an estimated remaining economic life of two to six years for all aircraft owned by the Partnership.

The highly competitive and weakened conditions in the aircraft leasing industry have had a significant and negative impact on the residual value of the Partnership's fleet of aircraft. As of December 31, 1993, it was the General Partners' belief that the total value of the Partnership's fleet of aircraft had declined substantially. The General Partners' estimated market values for the aircraft, as of December 31, 1993, were based on independent appraisals, third party publications, the General Partners' own experience and the unique circumstances regarding the equipment and the lessee. In 1993, the General Partners reduced the carrying value of the Partnership's fleet by $18,266,022 and, therefore, established a new cost basis of $25,684,000 at December 31, 1993.

Improvements to aircraft required to comply with regulatory requirements will be capitalized when incurred and depreciated over the useful life of the improvement.

Accounting for Impairment. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995. Based on current circumstances, the adoption of FAS 121 had no impact on the financial statements.

Cash Equivalents. Cash equivalents consist of highly liquid short-term investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Restricted Cash. Restricted cash consists of funds the General Partners believe will be expended by the Partnership to comply with maintenance requirements, as well as security deposits held by the Partnership.

Concentration of Credit Risk. Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consists of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Operating Leases. The aircraft leases are accounted for as operating leases. Lease revenues, including payments for maintenance and power-by-the-hour charges, are recognized over the terms of the related leases.

Deferred Revenue. Some of the Partnership's operating leases require rental payments to be paid in advance. Rental payments received in advance are deferred and then recognized as income when earned.

Income Taxes. No provision for income taxes has been made in the accompanying financial statements since such taxes are the responsibility of individual partners rather than the Partnership (Note 8).

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations
The Partnership Agreement ("Agreement") substantially provides for the following:

Cash Distributions. Cash flow from operations, at the discretion of the General Partners, will be distributed on a quarterly basis, 99% to the Limited Partners and 1% to the General Partners. Cash flow is defined in the Partnership Agreement as including cash receipts from operations and interest income earned, less expenses incurred and paid in connection with the operation and ownership of the aircraft. Distributable proceeds from sales of aircraft in liquidation of the Partnership will be distributed in accordance with the partners' capital accounts after all allocations of income and losses.

Allocation of Income and Losses. Generally, income and losses for any year are allocated 99% to the Limited Partners and 1% to the General Partners. Gains on sale of aircraft shall first be allocated to the General Partners until they have been allocated an amount of gain equal to the lesser of their respective deficit account balances or 1.01% of all capital contributions by Limited Partners. Any additional gain recognized by the Partnership upon the sale of aircraft shall be allocated 99% to the Limited Partners and 1% to the General Partners.

Dissolution of Partnership. If, upon dissolution of the Partnership, the General Partners have a negative capital account, they shall contribute capital equal to the lesser of their respective capital deficit account balances or 1.01% of all capital contributed by the Limited Partners.

4. Aircraft under Operating Leases
The Partnerships' aircraft leases are triple net operating leases, requiring the lessees to pay substantially all expenses associated with the aircraft during the term of the leases, except with respect to the Eastwind and Continental leases as described below:

USAir, Inc. On October 30, 1987, the Partnership acquired three Boeing 737-200 non-advanced aircraft for a total purchase price of $22,805,997. These aircraft were subject to an operating lease with USAir. The first lease expired in July 1990, and the aircraft was returned to the Partnership. On December 15, 1991, the lease terms for the second and third aircraft were extended from May 1992 to May 1997, with the lessee having the option to terminate the lease on or after May 1, 1995. Effective May 15, 1992, the quarterly rental for each aircraft was reduced to $105,000. The lessee exercised its option to terminate its lease on May 1, 1995.

Eastwind Airlines. On July 12, 1995, the Partnership entered into two lease agreements ("Agreements") with Eastwind Airlines, Inc. ("Eastwind"). The Agreements provide for Eastwind to lease two Boeing 737-200 aircraft, previously on lease with USAir, for a term of four years. Effective November 15, 1995, Eastwind shall pay $35,000 per aircraft per month in advance. In addition, Eastwind shall pay maintenance charges effective August 1, 1995 based on flight hours or flight cycles. Maintenance charges shall be $80 per airframe flight hour for scheduled "Q" checks and $7.50 per flight hour for scheduled landing gear overhaul. For each engine, power-by-the-hour charges shall be $60 per engine flight hour or cycle, whichever is greater. Eastwind paid to the Partnership a security deposit of $25,000 per aircraft.

The Partnership will expend $850,000 per aircraft for an FAA mandated heavy maintenance check ("Q" Check) for each of the aircraft leased to Eastwind. The cost of the "Q" Check will be capitalized and amortized over a four year period. After the "Q" Check is complete, maintenance charges will be increased to the greater of $81 per flight hour or $20,240 per month. This will enable the Partnership to recover its $850,000 investment per aircraft over the period up to the next required "Q" Check.

Delta Air Lines, Inc. On November 2, 1987, the Partnership acquired a Boeing 737-200 advanced aircraft for a total purchase price of $15,222,609. This aircraft is subject to an operating lease with Delta Air Lines, Inc. ("Delta"). In June 1992, the General Partners and Delta agreed to amend the original lease agreement. The amendment provided for rent of $95,000 per month through the new expiration date in December 1994. In May 1994, Delta exercised its option to extend the lease for a term of two years from the previous expiration date, with the option to cancel the lease with seven months notice and the remaining terms of the lease unchanged.

In November 1995, an agreement was reached with Delta to amend and extend the current lease until September 30, 1999 at a monthly lease rate of $80,000. While this rate represents a decline from the previous rate of $95,000 per month, it is in line with prevailing market rates.

Trans World Airlines, Inc. On November 2, 1987, the Partnership acquired three Boeing 727-200 non-advanced aircraft for a total purchase price of $16,345,497. These aircraft were subject to operating leases with Trans World Airlines, Inc. ("TWA"), the terms of which are described below. The lease provided for rent of $55,000 per month commencing June 1, 1991 and continuing through August 31, 1993 for one aircraft and September 30, 1993 for the other two aircraft.

In August 1993, the General Partners and TWA agreed to amend the original leases. As a result, TWA paid the Partnership rent of $40,000 per month per aircraft in advance quarterly commencing September 1, 1993 and continuing through October 31, 1994 for one aircraft and November 30, 1994 for the other two aircraft.

On September 30, 1994, TWA agreed to extend the leases on two of the aircraft to April 30, 1995. Thereafter, TWA continues to lease the two aircraft on a month-to-month basis at $32,500 per month per aircraft paid in advance. The third aircraft was returned to the Partnership in December 1994 and sold in June 1995. (See Note 5)

Continental Airlines, Inc. On October 29, 1987, the Partnership acquired a McDonnell Douglas MD-80 Series aircraft for a total purchase price of $27,396,997. This aircraft was subject to an operating lease with Continental Airlines, Inc., the term of which expired on April 28, 1993. The Partnership received monthly rent of $168,720 for the period January 1, 1993 through April 28, 1993. Subsequent to the expiration date of April 28, 1993, Continental returned the aircraft to the Partnership.

The original lease agreement with Continental provided that upon the expiration of the lease, the amounts remaining in the maintenance reserve funds were to be retained by the Partnership. Therefore, $2,060,656 was recognized as Other Income in the accompanying Statements of Operations during 1993, with the balance of $750,000 to be distributed to Continental in accordance with the terms of a new lease described below.

On February 9, 1994, the Partnership entered into a new lease agreement with Continental. The agreement provides for Continental to lease the plane for a term of four years, and pay $180,000 per month in advance effective March 15, 1994. In addition, the Partnership made a one-time payment of $750,000 from the maintenance reserve funds in March 1994 to perform various maintenance work on the plane. Also, the Partnership has agreed to provide up to $600,000 of financing to Continental to perform modification work on the aircraft, including advanced avionics, interior furnishings and exterior paint. The modification financing is repayable over the life of the lease at an interest rate of 8% per annum for advances made before February 1, 1996, and with respect to advances made after February 1, 1996, a rate per annum equal to the yield to maturity of United States Treasury Notes having a maturity closest to the remaining term of the lease, plus 4.25 percent. On June 7, 1994, the Partnership made its first advance to Continental in the amount of $278,203. The fair value of the loan receivable from Continental as of December 31, 1995 is equal to the carrying value of the asset.

Carnival Air Lines, Inc. In December 1993, Carnival Air Lines ("Carnival") returned the Boeing 737-200 it had previously leased from the Partnership and terminated the lease in accordance with the provisions of the lease agreement. Reference is made to Note 5 for a discussion on the February 1994 sale of the aircraft previously on-lease to Carnival.

Funds in the Carnival maintenance reserve in the amount of $117,228 were recognized as Other Income during 1993, in accordance with the Carnival lease agreement.

Revenues from each of the airlines as a percentage of the Partnership's total rental revenues are as follows:

                   Percent of Rental Revenues

        Airline        1995    1994    1993

        USAir           8.7%   16.6%   16.9%
        Eastwind        7.3       -       -
        Delta          23.2    22.5    22.9
        TWA            16.1    27.2    36.8
        Continental    44.7    33.7    13.5
        Carnival          -       -     9.9


The following is a schedule, by year, of future minimum rental income under the leases as of December 31, 1995.

	Year 		Amount

	1996		3,960,000
	1997		3,960,000
	1998		2,250,000
	1999		1,490,000

             Total   $ 11,660,000


The above schedule of future minimum rental income is based on the existing terms of the leases and does not include the rental income that may result from the renewal of existing leases or the re-leasing of the aircraft, if any.

5. Sale of Aircraft
In June 1995, the General Partners sold aircraft N44316 formerly on lease with TWA for net sale proceeds of $751,750. The aircraft had a carrying value of $305,375 on the date of sale resulting in a gain on sale of $446,375.

On February 23, 1994, the Partnership sold the aircraft previously on lease to Carnival for a total of $360,250. Accordingly, the General Partners reduced the carrying value of the aircraft from $3,775,409 to $350,000 at December 31, 1993, which is equal to the sale proceeds less the resale fee of 3% payable to the Managing General Partner.

6. Distributions
Distributions paid or payable aggregated $4,276,310 (approximately $.86 per unit), $4,950,451 (approximately $1.00 per unit) and $4,517,060 (approximately $.91 per unit) for the years ended December 31, 1995, 1994 and 1993, respectively, of which $360,250 in 1994 represented proceeds from sale of aircraft. As of December 31, 1995, the Partnership had declared a distribution of $1,058,778, of which $1,048,190 (approximately $.21 per unit) was paid to the Limited Partners and $10,588 was paid to the General Partners on February 2, 1996.

7. Transactions with Affiliates

Cash and Cash Equivalents. Cash and cash equivalents reflected on the Partnership's balance sheets at December 31, 1995 and 1994 were on deposit with an affiliate of the General Partner.

Base Management Fee. The General Partners receive a quarterly fee subordinated to the Limited Partners receiving their Preferred Return (8% simple interest per annum cumulative, but not compounded) in an amount equal to 1.5% of gross aircraft rentals. Of this amount, 1.0% is payable to CAP and .5% is payable to JAL.

Incentive Management Fee. CAP receives a quarterly fee of 4.5% of quarterly cash flow subordinated to the Limited Partners receiving their Preferred Return.

Re-lease Fee. The General Partners receive a quarterly fee subordinated to the Limited Partners receiving their Preferred Return, for re-leasing aircraft or renewing a lease in an amount equal to 3.5% of the gross rentals from such re-lease or renewal for each quarter for which such payment is made. Of this amount, 2.5% is payable to CAP and 1.0% is payable to JAL.

Resale Fee. CAP receives a subordinated fee with respect to each aircraft sold by the Partnership in an amount equal to the lesser of (i) 3% of the contract sales price of the aircraft or (ii) an amount that is competitive with fees charged by nonaffiliates rendering comparable services. Such fees will be reduced (but not below zero) for any resale fees or commissions payable to third parties. During 1995, $23,250 was accrued based on 3% of the gross sale proceeds totaling $775,000 from the sale of one Boeing 727-200. During 1994, $10,808 was accrued based on 3% of the sale proceeds totaling $360,250 from the
sale of one Boeing 727-200 aircraft.   The resale fee is subordinate to the
Limited Partners receiving a priority return equal to their original capital contribution plus their preferred return. No resale fees were earned during 1993.

The following is a summary of amounts earned by the General Partners and their affiliates during the years ended December 31, 1995, 1994 and 1993.

                               Unpaid at
                               December 31,  ---------Earned-------------
                               1995          1995      1994     1993

 Base Management Fee           $ 18,840      $ 70,022  $ 73,352  $ 73,182
 Incentive Management Fee        51,216       199,299   197,590   186,228
 Re-lease Fee                    45,555       169,310   177,363   100,607
 Resale Fee                      53,558        23,250    10,808         -

                               $169,169      $461,881  $459,113  $360,017


8. Reconciliation of Difference between Net Loss in the Financial Statements (Accrual Basis - Generally Accepted Accounting Principles) and Net Income
(Loss) in the Partnership's Tax Return

                                 1995              1994              1993

Net loss, as reported          $ (170,290)      $  (783,993)    $ (17,876,870)

Adjustments-
  Write-down of Aircraft                -                 -        18,266,022
  Prepaid insurance                (3,125)           36,841           (20,796)
  Deferred revenue                      -           (60,000)         (348,720)
  Maintenance reserve fund              -          (791,000)       (2,017,573)
  Loss on sale of asset          (547,529)       (1,413,850)                -
  Allowance for doubtful
  accounts                         70,000                 -                 -
  Depreciation differential
  between the Modified
    Accelerated Cost Recovery
    System and depreciation for
    financial reporting purposes  823,052        (1,424,742)       (1,202,462)
    Legal fees,
    net of amortization            20,982            (5,976)          (29,208)

             Total adjustments    363,380        (3,658,727)       14,647,263

Net income (loss), per the
Partnership's tax return       $  193,090       $(4,442,720)    $  (3,229,607)

Net income (loss) determined
on the income tax basis is
allocated to the partners
as follows:

Limited partners
(4,895,005 units)              $  191,159       $(4,398,293)    $  (3,197,311)
General partners                    1,931           (44,427)          (32,296)

                               $  193,090       $(4,442,720)    $  (3,229,607)


     Taxable income (loss)
     per limited partner unit      $ 0.04           $ (0.90)          $ (0.65)


As of December 31, 1995, the tax basis of total assets and total liabilities is $19,641,993 and $1,319,919, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of
JetStream, L.P.:

We have audited the accompanying balance sheets of JetStream, L.P. (a Delaware limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetStream, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 23, 1996
  except for Note 1, as to which
  the date is March 18, 1996