Form 10-K, Exhibit 13
period 1996-12-31
JETSTREAM LP
filed 1997-03-19
CIK 825336

JetStream, L.P.
                                   EXHIBIT 13


                                JetStream, L.P.
                               1996 Annual Report





                                JetStream, L.P.


JetStream, L.P. commenced operations in 1987, and was formed to acquire used commercial aircraft subject to triple net operating leases with commercial airlines. Since inception, limited partners have received cash distributions totalling approximately $15.34 per $20.00 Unit. The following table provides the quarterly cash distributions per Unit paid by the Partnership for the years ended December 31, 1996 and 1995.



             Quarter Declared                1996           1995
             First Quarter                 $ .226         $ .220
             Second Quarter                  .258           .217
             Third Quarter                   .227           .214
             Fourth Quarter                  .273           .214
             Total                         $ .984         $ .865




                        Contents

                    1  Message to Investors
                    3  Financial Statements
                    6  Notes to the Financial Statements
                   11  Report of Independent Public Accountants




         Administrative Inquiries     Performance Inquiries/Form 10-Ks
         Address Changes/Transfers    First Data Investor Services Group
         Service Data Corporation     P.O. Box 1527
         2424 South 130th Circle      Boston, Massachusetts 02104-1527
         Omaha, Nebraska 68144-2596   Attn: Financial Communications
         800-223-3464                 800-223-3464



                              Message to Investors

Presented for your review is the 1996 Annual Report for JetStream, L.P. (the "Partnership"). This message will provide an overview of conditions in the airline and aircraft leasing industries, an update on the Partnership's portfolio of aircraft, including recent developments concerning Eastwind Airlines ("Eastwind"), and highlights of the Partnership's financial results for the past five years. Also included are the Partnership's audited financial statements for the year ended December 31, 1996.

Industry Overview
The upturn in the U.S. airline industry continued in 1996 as evidenced by overall net profits reaching a record $3.5 billion, an increase from approximately $2 billion in 1995. Primary among the factors contributing to the continued improvement were a strengthening economy, an increase in passenger traffic, which was up by 7% from 1995, and cost-cutting initiatives, all of which have resulted in improved cash flow and operating results for many airlines. While strong operating results are expected to continue in 1997, they could be tempered by high fuel costs and potential labor issues.

These improving conditions and the resulting increase in aircraft utilization have had a positive impact on the level of aircraft leasing activity, as evidenced by the significant reduction in the number of serviceable aircraft available for lease during the past two years. Additionally, as reported in a recent edition of Aviation Week & Space Technology, it is possible that the number of surplus commercial aircraft available for sale or lease could disappear altogether during 1997. However, it is important to note that, despite this increase in leasing activity, future viable leasing opportunities for Stage 2 aircraft, such as the Partnership's, will be limited as a result of the implementation of noise compliance regulations developed in accordance with the Airport Noise and Capacity Act of 1990, which requires airlines to reduce the number of older aircraft in their fleets. These regulations provide, among other things, phase-out and non- addition rules under which the number of Stage 2 aircraft operated by domestic carriers were limited to 75% of 1990 base levels by the end of 1994, 50% of 1990 base levels by the end of 1996, with further reductions to 25% of 1990 base levels by the end of 1998 and ultimately to 0% by December 31, 1999. The scheduled phase- out of Stage 2 aircraft combined with the prolonged difficulties in the airline industry during the early 1990's has had a substantial impact on residual aircraft values of Stage 2 aircraft.

Portfolio Update
As discussed in recent correspondence, Eastwind, which leases the Partnership's two 737-200 non-advanced aircraft, had been in default under the terms of the lease agreements as a result of its inability to make monthly rental payments of $35,000 per aircraft to the Partnership for the final four months of 1996 and January 1997, as well as monthly maintenance reserve payments for the third and fourth quarters of 1996 and January 1997. Eastwind's failure to make such payments were attributable to operating losses incurred by the airline during the third and fourth quarters of 1996. We are pleased to report that Eastwind was successful in securing additional financing and paid all delinquent amounts owed to the Partnership in January 1997.

Of the Partnership's four remaining aircraft, two are on-lease to Trans World Airlines ("TWA"), one is on-lease to Continental Airlines ("Continental") and one is on-lease to Delta Air Lines ("Delta"). The following table highlights the Partnership's portfolio of aircraft as of December 31, 1996 and includes estimated market values as of that date.


                                            Estimated
Aircraft Model                Acquisition   Market       Lease           Monthly     Noise
Year Delivered   Lessee       Cost (1)      Value (2)    Expiration (3)  Lease Rate  Compliance

MD-80 Series     Continental  $27,396,997   $16,564,900  3-15-98         $180,000     Stage 3
 1986

B-737-200 ADV    Delta         15,222,609     5,060,800  9-30-99          $80,000     Stage 2
 1979

B-737-200        Eastwind       7,601,999     2,071,874  11-30-99         $35,000     Stage 2
 1971

B-737-200        Eastwind       7,601,999     1,666,958  11-30-99         $35,000     Stage 2
 1971

B-727-200        TWA            5,448,499       818,500   N/A (4)         $32,500     Stage 2
 1969

B-727-200        TWA            5,448,499       818,500   N/A (4)         $32,500     Stage 2
 1969

(1) Includes a 1.5% fee paid to the Managing General Partner at the acquisition of the aircraft.
(2) Estimated market values for the aircraft are based upon annual independent appraisals. These estimates are subject to a variety of assumptions. Additionally, there can be no assurance that the Partnership would receive an amount equal to the market value shown above upon the sale of any of the aircraft.
(3) Lease expiration dates do not include renewal options.
(4) TWA currently leases the Partnership's two 727-200 non-advanced aircraft on a month-to-month basis.

Financial Results
The following table summarizes the Partnership's financial results for the last five years. For additional information, please refer to the financial statements and notes to the financial statements beginning on page 3 of this report.

                       1996         1995         1994         1993         1992

Rental Revenues $ 5,248,593  $ 4,837,439  $ 5,067,500  $ 4,979,382  $ 7,696,005
Write-down
 of Aircraft             --           --           --   18,266,022           --
Total Expenses    4,884,852    5,669,154    5,977,244   25,138,968    7,181,496
Net Income (Loss)   687,834     (170,290)    (783,993) (17,876,870)     672,078
Net Income (Loss)
 per Limited
 Partnership
 Unit (1)               .14        (0.03)       (0.16)       (3.62)         .14
Total Assets     15,107,551   18,936,402   23,457,496   29,886,833   55,476,952
Partners'
 Capital         13,316,748   17,492,977   21,939,577   27,674,021   50,067,951
Net Cash
 Provided by
 Operating
 Activities       4,150,325    4,282,201    6,301,101    3,979,973    6,516,611
Cash Distributions
 per Unit (1)(2)        .98          .87         1.00          .91         1.65

(1) 4,895,005 units outstanding
(2) Distribution amounts are reflected in the year for which they are declared. The Partnership's fourth quarter cash distribution is usually paid in late January or early February of the following year.

 * Rental revenues for the year ended December 31, 1996 increased from 1995 due primarily to the execution of the leases with Eastwind in the third quarter of 1995. The increase was partially offset by a reduction in the monthly lease rate paid by Delta in accordance with the lease extension executed in November 1995 and the expiration of the leases with USAir in May 1995.

 * The decrease in total expenses from 1995 to 1996 is primarily due to a decrease in depreciation expense recorded by the Partnership as a result of the sale of an aircraft in June 1995 and the two aircraft currently on-lease to TWA being fully depreciated in April 1995.

 * The change from a net loss in 1995 to net income in 1996 is primarily attributable to higher rental income and a decrease in depreciation expense. The net loss for the 1995 period includes a gain on the June 1995 sale of the aircraft formerly on-lease to TWA. Excluding this gain, the Partnership generated a loss from operations during 1995 totalling $616,665. Net income for the 1996 period includes a $130,000 gain on the August 1996 sale of an engine. Excluding this gain, the Partnership generated income from operations totalling $557,834.

General Information
As you are aware, a third party issued a partial tender offer in October 1996 to purchase units of the Partnership at a grossly inadequate price which was substantially below the Partnership's estimated net asset value. In response, we recommended that limited partners reject this offer because it did not reflect the underlying value of the Partnership's assets. Holders of over 98% of the outstanding units agreed that this offer was inadequate, rejected the offer and did not tender their units. Please be assured that if any additional tender offers are made for your units, we will make every effort to provide you with our position regarding such offer on a timely basis.

Summary
The General Partners will continue their efforts to keep the Partnership's aircraft on-lease. It is important to note, however, that since the total return from your investment in the Partnership is dependent upon the aircraft's ultimate selling prices, declines in residual values over the past several years have had an adverse impact on your investment. The future performance of the Partnership will be dependent upon the General Partners' ability to keep the remaining aircraft on-lease, which, in turn, is largely dependent on the demand of aircraft by the airline industry. We will update you on the status of the Partnership's operations in future correspondence.

Very truly yours,

Jet Aircraft Leasing Inc.              CIS Aircraft Partners, Inc.
A General Partner                      A General Partner

/s/ Moshe Braver                       /s/ Thomas J. Prinzing

Moshe Braver                           Thomas J. Prinzing
President                              President

March 17, 1997



Balance Sheets                           At December 31,     At December 31,
                                                   1996                1995
Assets
 Aircraft, at cost:                        $ 25,987,000        $ 24,287,000
 Less accumulated depreciation              (13,478,166)         (9,401,952)
                                             12,508,834          14,885,048

 Cash and cash equivalents                    1,573,594           3,494,433
 Restricted cash                                321,797             321,797
 Rent receivable (net of allowance for doubtful
  accounts of $70,000 in 1996 and 1995)         603,311              58,758
 Loan receivable                                 99,688             172,636
 Interest receivable                                327                 605
 Prepaid expenses                                    --               3,125
  Total Assets                             $ 15,107,551        $ 18,936,402
Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses     $    302,075        $    244,647
 Distribution payable                         1,348,728           1,058,778
 Deferred revenue                                90,000              90,000
 Security deposit                                50,000              50,000
  Total Liabilities                           1,790,803           1,443,425
Partners' Capital (Deficit):
 General Partners                              (843,544)           (803,082)
 Limited Partners
 (4,895,005 units outstanding)               14,160,292          18,296,059
  Total Partners' Capital                    13,316,748          17,492,977
  Total Liabilities and Partners' Capital  $ 15,107,551        $ 18,936,402



Statements of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994

                                    General          Limited
                                    Partners         Partners          Total
Balance at December 31, 1993       $(701,271)     $28,375,292    $27,674,021
Net loss                              (7,840)        (776,153)      (783,993)
Distributions                        (49,505)      (4,900,946)    (4,950,451)
Balance at December 31, 1994       $(758,616)     $22,698,193    $21,939,577
Net loss                              (1,703)        (168,587)      (170,290)
Distributions                        (42,763)      (4,233,547)    (4,276,310)
Balance at December 31, 1995       $(803,082)     $18,296,059    $17,492,977
Net income                             6,878          680,956        687,834
Distributions                        (47,340)      (4,816,723)    (4,864,063)
Balance at December 31, 1996       $(843,544)     $14,160,292    $13,316,748



Statements of Operations
For the years ended December 31,        1996             1995           1994
Income
 Rental                           $5,248,593       $4,837,439     $5,067,500
 Interest                            150,740          215,050        112,523
 Other                                43,353               --         13,228
  Total Income                     5,442,686        5,052,489      5,193,251
Expenses
 Depreciation                      4,076,214        4,919,101      5,224,476
 Management fees                     421,751          438,631        448,305
 General and administrative          192,656          191,715        212,674
 Operating                           194,231           49,707         71,789
 Bad debt expense                         --           70,000         20,000
  Total Expenses                   4,884,852        5,669,154      5,977,244
Income (Loss) from Operations     $  557,834       $ (616,665)    $ (783,993)
Other Income
Gain on sale of aircraft
 and engine (Note 5)                 130,000          446,375             --
  Net Income (Loss)               $  687,834       $ (170,290)    $ (783,993)
Net Income (Loss) Allocated:
To the General Partners           $    6,878       $   (1,703)    $   (7,840)
To the Limited Partners              680,956         (168,587)      (776,153)
                                  $  687,834       $ (170,290)    $ (783,993)
Per limited partnership unit
(4,895,005 outstanding)                $0.14           $(0.03)        $(0.16)



Statements of Cash Flows
For the years ended December 31,                1996         1995         1994
Cash Flows From Operating Activities
Net Income (Loss)                         $  687,834   $ (170,290)  $ (783,993)
Adjustments to reconcile net income
(loss) to net cash provided by
operating activities:
 Depreciation                              4,076,214    4,919,101    5,224,476
 Gain on sale of aircraft and engine        (130,000)    (446,375)          --
 Restricted cash                                  --           --    2,727,087
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
  Rent receivable                           (544,553)     (58,758)      20,000
  Interest receivable                            278          293        6,405
  Prepaid expenses                             3,125       (3,125)      36,841
  Accounts payable and accrued expenses       57,428       (8,645)       1,285
  Maintenance payable                             --           --     (791,000)
  Deferred revenue                                --           --      (60,000)
  Security deposit                                --       50,000      (80,000)
Net cash provided by operating activities  4,150,326    4,282,201    6,301,101
Cash Flows From Investing Activities
Additions to aircraft                     (1,700,000)          --     (239,994)
Decrease in loan receivable                   72,948       67,358           --
Proceeds from sale of aircraft
 and engine-net                              130,000      751,750      350,000
Net cash provided by (used for)
 investing activities                     (1,497,052)     819,108      110,006
Cash Flows From Financing Activities
Cash distributions                        (4,574,113)  (4,392,159)  (4,715,629)
Net cash used for financing activities    (4,574,113)  (4,392,159)  (4,715,629)
Net increase (decrease) in cash and
 cash equivalents                         (1,920,839)     709,150    1,695,478
Cash and cash equivalents,
 beginning of period                       3,494,433    2,785,283    1,089,805
Cash and cash equivalents,
 end of period                           $ 1,573,594  $ 3,494,433  $ 2,785,283



Notes to the Financial Statements
December 31, 1996, 1995 and 1994

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

The Partnership is required to dissolve and distribute all of its assets no later than December 31, 2027. The Partnership may reinvest the proceeds from sales of aircraft occurring prior to October 28, 1998. Thereafter, the net proceeds from any sales of aircraft will be distributed to the partners.

Title to the aircraft owned by the Partnership is held by nonaffiliated trusts of which the Partnership is the beneficiary. The purpose of this method of holding title is to satisfy certain registration requirements of the Federal Aviation Administration.

On March 18, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on March 21, 1996.

2. Significant Accounting Policies

Basis of Accounting -- The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Aircraft and Depreciation -- The aircraft were recorded at cost, which includes acquisition costs. Through December 31, 1993, depreciation to an estimated salvage value of 10% was computed using the straight-line method over an estimated average economic life of twelve years for all aircraft owned by the Partnership. Beginning in 1994, depreciation was computed using the straight-line method over an estimated remaining economic life of two to six years for all aircraft owned by the Partnership.

Improvements to aircraft required to comply with regulatory requirements will be capitalized when incurred and depreciated over the useful life of the improvement.

Accounting for Impairment -- In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Cash Equivalents -- Cash equivalents consist of highly liquid short-term investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Restricted Cash -- Restricted cash consists of funds the General Partners believe will be expended by the Partnership to comply with maintenance requirements, as well as security deposits held by the Partnership.

Concentration of Credit Risk -- Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Operating Leases -- The aircraft leases are accounted for as operating leases. Lease revenues, including payments for maintenance and power-by-the-hour charges, are recognized over the terms of the related leases. Some of the Partnership's operating leases require rental payments to be paid in advance. Rental payments received in advance are deferred and then recognized as income when earned.

Income Taxes -- No provision for income taxes has been made in the accompanying financial statements since such taxes are the responsibility of individual partners rather than the Partnership (Note 8).

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations
The Amended and Restated Limited Partnership Agreement ("Agreement") executed on September 10, 1987 substantially provides for the following:

Cash Distributions -- Cash flow from operations as defined in the Agreement, at the discretion of the General Partners, will be distributed on a quarterly basis, 99% to the Limited Partners and 1% to the General Partners. Distributable proceeds from sales of aircraft in liquidation of the Partnership will be distributed in accordance with the partners' capital accounts after all allocations of income and losses.

Allocation of Income and Losses -- Generally, income and losses for any year are allocated 99% to the Limited Partners and 1% to the General Partners. Gains on sale of aircraft shall first be allocated to the General Partners until they have been allocated an amount of gain equal to the lesser of their respective deficit account balances or 1.01% of all capital contributions by Limited Partners. Any additional gain recognized by the Partnership upon the sale of aircraft shall be allocated 99% to the Limited Partners and 1% to the General Partners.

Dissolution of Partnership -- If, upon dissolution of the Partnership, the General Partners have a negative capital account, they shall contribute capital equal to the lesser of their respective capital deficit account balances or 1.01% of all capital contributed by the Limited Partners.

4. Aircraft under Operating Leases
The Partnerships' aircraft leases are triple net operating leases, requiring the lessees to pay substantially all expenses associated with the aircraft during the term of the leases, except as described below:

USAir, Inc. -- On October 30, 1987, the Partnership acquired three Boeing 737-200 non-advanced aircraft for a total purchase price of $22,805,997. These aircraft were subject to an operating lease with USAir. The first lease expired in July 1990, and the aircraft was returned to the Partnership. The aircraft was subsequently re-leased to Carnival Airlines ("Carnival") in May 1991. The lease with Carnival was terminated in December 1993 and the aircraft was subsequently sold in February 1994. On December 15, 1991, the lease terms for the second and third aircraft were extended from May 1992 to May 1997, with the lessee having the option to terminate the lease on or after May 1, 1995. Effective May 15, 1992, the quarterly rental for each aircraft was reduced to $105,000. The lessee exercised its option to terminate its lease on May 1, 1995.

Eastwind Airlines -- On July 12, 1995, the Partnership entered into two lease agreements ("Agreements") with Eastwind Airlines, Inc. ("Eastwind"). The Agreements provide for Eastwind to lease two Boeing 737-200 non-advanced aircraft, previously on lease with USAir, for a term of four years. Effective November 15, 1995, Eastwind is required to pay $35,000 per aircraft per month in advance. In addition, Eastwind is also required to pay maintenance charges effective August 1, 1995 based on flight hours or flight cycles. Maintenance charges shall be $80 per airframe flight hour for scheduled "Q" checks and $7.50 per flight hour for scheduled landing gear overhaul. For each engine, power-by-the-hour charges shall be $60 per engine flight hour or cycle, whichever is greater. Eastwind paid to the Partnership a security deposit of $25,000 per aircraft. At December 31, 1996, Eastwind owed the Partnership base rent and maintenance reserve payments totalling $603,311, which amounts were received by the Partnership in January 1997.

The Partnership paid $850,000 per aircraft for an FAA mandated heavy maintenance check ("Q" Check) for each of the aircraft leased to Eastwind. The cost of the "Q" Check has been capitalized and is being amortized over a four year period. Maintenance charges have been increased to the greater of $81 per flight hour or $20,240 per month.

Delta Air Lines, Inc. -- On November 2, 1987, the Partnership acquired a Boeing 737-200 advanced aircraft for a total purchase price of $15,222,609. This aircraft is subject to an operating lease with Delta Air Lines, Inc. ("Delta"). In June 1992, the General Partners and Delta agreed to amend the original lease agreement. The amendment provided for rent of $95,000 per month through the new expiration date in December 1994. In May 1994, Delta exercised its option to extend the lease for a term of two years from the previous expiration date. The remaining terms of the lease were unchanged.

In November 1995, an agreement was reached with Delta to amend and extend the current lease until September 30, 1999 at a monthly lease rate of $80,000.

Trans World Airlines, Inc. -- On November 2, 1987, the Partnership acquired three Boeing 727-200 non-advanced aircraft for a total purchase price of $16,345,497. These aircraft were subject to operating leases with Trans World Airlines, Inc. ("TWA"), the terms of which are described below.

In August 1993, the General Partners and TWA agreed to amend the original leases. As a result, TWA paid the Partnership rent of $40,000 per month per aircraft in advance quarterly commencing September 1, 1993 and continuing through October 31, 1994 for one aircraft and November 30, 1994 for the other two aircraft.

On September 30, 1994, TWA agreed to extend the leases on two of the aircraft to April 30, 1995. Thereafter, TWA continues to lease the two aircraft on a month-to-month basis at $32,500 per month per aircraft paid in advance. The third aircraft was returned to the Partnership in December 1994 and sold in June 1995. (See Note 5)

Continental Airlines, Inc. -- On October 29, 1987, the Partnership acquired a McDonnell Douglas MD-80 Series aircraft for a total purchase price of $27,396,997. This aircraft was subject to an operating lease with Continental Airlines, Inc., the term of which expired on April 28, 1993. Subsequent to the expiration date of April 28, 1993, Continental returned the aircraft to the Partnership.

On February 9, 1994, the Partnership entered into a new lease agreement with Continental. The agreement provides for Continental to lease the plane for a term of four years, and pay $180,000 per month in advance effective March 15, 1994. In addition, the Partnership made a one-time payment of $750,000 from the maintenance reserve funds in March 1994 to perform various maintenance work on the plane. Also, the Partnership has agreed to provide up to $600,000 of financing to Continental to perform modification work on the aircraft, including advanced avionics, interior furnishings and exterior paint. The modification financing is repayable over the life of the lease at an interest rate of 8% per annum for advances made before February 1, 1996, and with respect to advances made after February 1, 1996, a rate per annum equal to the yield to maturity of United States Treasury Notes having a maturity closest to the remaining term of the lease, plus 4.25 percent. On June 7, 1994, the Partnership made its first advance to Continental in the amount of $278,203. The fair value of the loan receivable from Continental as of December 31, 1996 is equal to the carrying value of the asset.

Revenues from each of the airlines as a percentage of the Partnership's total rental revenues are as follows:

                              Percent of Rental Revenues
              Airline        1996        1995        1994
              USAir             0%        8.7%       16.6%
              Eastwind       25.7         7.3          --
              Delta          18.3        23.2        22.5
              TWA            14.9        16.1        27.2
              Continental    41.1        44.7        33.7


The following is a schedule, by year, of future minimum rental income under the leases as of December 31, 1996.

                Year                     Amount
                1997                $ 3,960,000
                1998                  2,250,000
                1999                  1,490,000
                Total               $ 7,700,000

The above schedule of future minimum rental income is based on the existing terms of the leases and does not include the rental income that may result from the renewal of existing leases or the re-leasing of the aircraft, if any.

5. Sale of Aircraft and Engine
In August 1996, the Partnership sold an engine that was previously on one of the Partnership's 737-200 aircraft currently on-lease to Eastwind for a $130,000 gain.

In June 1995, the Partnership sold aircraft N44316 formerly on lease with TWA for net sale proceeds of $751,750. The aircraft had a carrying value of $305,375 on the date of sale resulting in a gain on sale of $446,375.

On February 23, 1994, the Partnership sold the aircraft previously on lease to Carnival for a total of $360,250. Accordingly, the General Partners reduced the carrying value of the aircraft from $3,775,409 to $350,000 at December 31, 1993, which is equal to the sale proceeds less resale fees of 3% payable to the Managing General Partner.

6. Distributions
Distributions declared aggregated $4,864,063 (approximately $.98 per unit), $4,276,310 (approximately $.86 per unit) and $4,950,451 (approximately $1.00 per unit) for the years ended December 31, 1996, 1995 and 1994, respectively, of which $130,000 in 1996 represented proceeds from sale of engine and $360,250 in 1994 represented proceeds from sale of aircraft. As of December 31, 1996, the Partnership had declared a distribution of $1,348,728, of which $1,335,241 (approximately $.27 per unit) was paid to the Limited Partners and $13,487 was paid to the General Partners on February 11, 1997.

7. Transactions with Affiliates

Cash and Cash Equivalents -- Cash and cash equivalents reflected on the Partnership's balance sheet at December 31, 1995 were on deposit with an affiliate of a general partner. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of a general partner or the Partnership.

Base Management Fee -- The General Partners receive a quarterly fee subordinated to the Limited Partners receiving their Preferred Return as defined in the Agreement in an amount equal to 1.5% of gross aircraft rentals. Of this amount, 1.0% is payable to CAP and .5% is payable to JAL.

Incentive Management Fee -- CAP receives a quarterly fee of 4.5% of quarterly cash flow subordinated to the Limited Partners receiving their Preferred Return.

Re-lease Fee -- The General Partners receive a quarterly fee subordinated to the Limited Partners receiving their Preferred Return, for re-leasing aircraft or renewing a lease in an amount equal to 3.5% of the gross rentals from such re-lease or renewal for each quarter for which such payment is made. Of this amount, 2.5% is payable to CAP and 1.0% is payable to JAL.

Resale Fee -- CAP receives a subordinated fee with respect to each aircraft sold by the Partnership in an amount equal to the lesser of (i) 3% of the contract sales price of the aircraft or (ii) an amount that is competitive with fees charged by nonaffiliates rendering comparable services. Such fees will be reduced (but not below zero) for any resale fees or commissions payable to third parties. No resale fees were earned during 1996. During 1995, $23,250 was accrued based on 3% of the gross sale proceeds totalling $775,000 from the sale of one Boeing 727-200. During 1994, $10,808 was accrued based on 3% of the sale proceeds totaling $360,250 from the sale of one Boeing 727-200 aircraft. The resale fee is subordinate to the Limited Partners receiving a priority return equal to their original capital contribution plus their preferred return.

The following is a summary of amounts earned by the General Partners and their affiliates during the years ended December 31, 1996, 1995 and 1994.

                        Unpaid at
                      December 31,                     Earned
                             1996        1996           1995          1994
Base Management Fee     $  29,873   $  67,228      $  70,022     $  73,352
Incentive Management Fee   81,116     191,968        199,299       197,590
Re-lease Fee               72,231     162,555        169,310       177,363
Resale Fee                 53,558          --         23,250        10,808
                        $ 236,778   $ 421,751      $ 461,881     $ 459,113


8. Reconciliation of Difference between Net Income (Loss) in the Financial Statements (Accrual Basis - Generally Accepted Accounting Principles) and Net Income (Loss) in the Partnership's Tax Return

                                            1996         1995         1994
Net income (loss), as reported         $ 687,834   $ (170,290) $  (783,993)
Adjustments-
 Prepaid insurance                         3,125       (3,125)      36,841
 Deferred revenue                             --           --      (60,000)
 Maintenance reserve fund                     --           --     (791,000)
 Loss on sale of asset                  (130,000)    (547,529)  (1,413,850)
 Allowance for doubtful accounts             ---       70,000          ---
 Depreciation differential between
  the Modified Accelerated Cost
  Recovery System and depreciation
  for financial reporting purposes       139,871      823,052   (1,424,742)
  Legal fees, net of amortization         (7,476)      20,982       (5,976)
Total adjustments                          5,520      363,380   (3,658,727)

Net income (loss), per Partnership's
 tax return                            $ 693,354   $  193,090  $(4,442,720)

The net income (loss) determined on the income tax basis is allocated to the partners as follows:

 Limited partners (4,895,005 units)    $ 686,421   $  191,159  $(4,398,293)
 General partners                          6,933        1,931      (44,427)
                                       $ 693,354   $  193,090  $(4,442,720)

Taxable income (loss) per limited
 partner unit                              $0.14        $0.04       $(0.90)

As of December 31, 1996, the tax basis of total assets and total liabilities is $15,818,662 and $1,667,297, respectively.





                    Report of Independent Public Accountants


To the Partners of
JetStream, L.P.:

We have audited the accompanying balance sheets of JetStream, L.P. (a Delaware limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetStream, L.P. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                           ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 21, 1997