Form 10-K, Exhibit 13
period 1997-12-31
JETSTREAM LP
filed 1998-03-30
CIK 825336

EXHIBIT 13

                        JetStream, L.P.
                       1997 Annual Report
                         JetStream, L.P.


     JetStream, L.P. commenced operations in 1987, and was formed to acquire used commercial aircraft subject to triple net operating leases with commercial airlines. Since inception, limited partners have received cash distributions totalling approximately $16.32 per $20.00 Unit. The following table provides the quarterly cash distributions per Unit paid by the Partnership for the years ended December 31, 1997 and 1996.



       Quarter Declared                1997           1996
       First Quarter                 $ .244         $ .226
       Second Quarter                  .169           .258
       Third Quarter                   .275           .227
       Fourth Quarter                  .290           .273
       Total                         $ .978         $ .984


                        Contents

                    1  Message to Investors
                    2  Portfolio and Financial Highlights
                    3  Financial Statements
                    6  Notes to the Financial Statements
                   11  Report of Independent Public Accountants



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



                      Message to Investors

Presented for your review is the 1997 Annual Report for JetStream, L.P. (the "Partnership"). This message includes an overview of conditions in the airline and aircraft leasing industries, an update on the Partnership's portfolio of aircraft, and highlights of the Partnership's financial results. Also provided are the Partnership's audited financial statements for the year ended December 31, 1997.

Industry Overview

The U.S. airline industry continued to improve during 1997, with a strong economy contributing to increased passenger traffic and increased net profits for the industry. The approximate 5.7% growth in passenger traffic combined with reduced fuel costs and strict cost containment initiatives, led to significant improvement in operating profitability and net earnings for the industry in 1997. These conditions have had a favorable effect on the level of aircraft leasing activity, and have brought about a sustained reduction in the number of serviceable aircraft available for lease. The reduced inventory of available planes has, in turn, favorably affected lease rates.

Future opportunities for leasing Stage 2 aircraft, such as the Partnership's, however, are likely to be restricted due to the implementation of noise compliance regulations developed in accordance with the Airport Noise and Capacity Act of 1990, requiring airlines to reduce the number of older aircraft in their fleets. These regulations specify, among other things, phase-out and non-addition rules under which the number of Stage 2 aircraft operated by domestic carriers are limited to 25% of 1990 base levels by the end of 1998 and ultimately to 0% by December 31, 1999. The scheduled phase-out of Stage 2 aircraft combined with the prolonged difficulties in the airline industry during the early 1990's has had a substantial impact on residual aircraft values of Stage 2 aircraft.

Portfolio Update

The Partnership's investment is comprised of a fleet of six commercial aircraft, all of which are currently on lease. The lease agreement with Continental Airlines ("Continental") for the Partnership's MD-80 Series aircraft was previously scheduled to expire in March 1998. In September 1997, the Partnership reached an agreement with Continental to extend the lease through March 1999, with the remaining terms of the lease unchanged. The lease agreement requires Continental to make monthly lease payments to the Partnership of $180,000. Of the Partnership's five remaining aircraft, one is on-lease to Delta Air Lines ("Delta"), two are on-lease to Eastwind Airlines ("Eastwind") and two are on lease to Trans World Airlines ("TWA"). Please refer to the Aircraft Portfolio Highlights section on page 2 of this report for additional information on these leases.

General Information

As you are probably aware, several third parties have commenced tender offers to purchase Units of the Partnership at prices which are below the Partnership's estimate of net asset value per Unit. In response, we recommended that limited partners reject these offers because we believe that they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most of the investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy.

Summary

The General Partners will continue their efforts to effectively manage the Partnership's assets and our focus remains on keeping the Partnership's aircraft on-lease and producing revenue. It must be noted, however, that since the total return from your investment in the Partnership relies upon the aircrafts' ultimate selling prices, declines in residual values in recent years have had an adverse impact on your investment. The future performance of the Partnership will be dependent upon the General Partners' ability to keep the remaining aircraft on-lease, which, in turn, is largely dependent on the demand of aircraft by the airline industry. We will update you on the status of the Partnership's operations in future correspondence.

Very truly yours,

Jet Aircraft Leasing Inc.              CIS Aircraft Partners, Inc.
A General Partner                      A General Partner

/s/Jeffrey C. Carter                   /s/Thomas J. Prinzing
Jeffrey C. Carter                      Thomas J. Prinzing
President                              President

March 27, 1998


               Portfolio and Financial Highlights

Aircraft Portfolio Highlights

                                       Estimated               Monthly   Noise
Aircraft Model           Acquisition      Market     Lease      Lease     Com-
Year Delivered  Lessee       Cost(1)     Value(2) Expiration(3)  Rate    pliance

MD-80 Series  Continental  $27,396,997 $15,925,700  3-15-99  $180,000   Stage 3
1986
B-737-200 ADV Delta         15,222,609   4,284,600  9-30-99  $ 80,000   Stage 2
1979
B-737-200     Eastwind       7,601,999   1,362,500 11-30-99  $ 35,000   Stage 2
1971
B-737-200     Eastwind       7,601,999   1,508,200 11-30-99  $ 35,000   Stage 2
1971
B-727-200     TWA            5,448,499     524,000   N/A(4)  $ 32,500   Stage 2
1969
B-727-200     TWA            5,448,499     524,000   N/A(4)  $ 32,500   Stage 2
1969

(1) Includes a 1.5% fee paid to the Managing General Partner at the acquisition of the aircraft.
(2) Estimated market values for the aircraft are based upon annual independent appraisals which are subject to a variety of assumptions. Additionally, there can be no assurance that the Partnership would receive an amount equal to the market value shown above upon the sale of any of the aircraft.
(3)  Lease expiration dates do not include renewal options.
(4) TWA currently leases the Partnership's two 727-200 non-advanced aircraft on a month-to-month basis.

Financial Results

The following table summarizes the Partnership's financial results for the last five years. For additional information, please refer to the financial statements and notes to the financial statements beginning on page 3 of this report.

                           1997        1996        1995        1994        1993

Rental Revenues      $5,037,980  $5,248,593  $4,837,439  $5,067,500 $ 4,979,382
Write-down of
  Aircraft                    _           _           _           _  18,266,022
Total Expenses        4,117,718   4,884,852   5,669,154   5,977,244  25,138,968
Net Income (Loss)     1,149,074     687,834    (170,290)   (783,993)(17,876,870)
Net Income (Loss)
 per Limited
 Partnership Unit(1)        .23         .14       (0.03)      (0.16)      (3.62)
Total Assets         11,507,572  15,107,551   18,936,402 23,457,496  29,886,833
Partners' Capital     9,625,851  13,316,748   17,492,977 21,939,577  27,674,021
Net Cash Provided by
 Operating Activities 5,212,862   4,150,326    4,282,201  6,301,101   3,979,973
Cash Distributions
 per Unit (1)(2)            .98         .98          .87       1.00         .91

(1)  4,895,005 units outstanding
(2) Distribution amounts are reflected in the year for which they are declared. The Partnership's fourth quarter cash distribution is usually paid in late January or early February of the following year.

* Rental revenues for the year ended December 31, 1997 decreased slightly from 1996 primarily due to a reduction in the maintenance reserve on the two aircraft leased by Eastwind. Pursuant to the terms of the lease agreements with Eastwind, in addition to its monthly payments, Eastwind is required to pay maintenance charges based on usage. These maintenance charges decreased in 1997 because both aircraft were not operated on a daily basis for the first two months of 1997 due to maintenance work.

* Total expenses during 1997 decreased from 1996 due primarily to a decrease in depreciation expense recorded by the Partnership as a result of the two aircraft currently on-lease to Eastwind being fully depreciated in December 1996. The decrease in depreciation expense is also the primary reason for the increase in net income for 1997.

The increase in net cash from operating activities is primarily due to the receipt, in January 1997, of rental income from Eastwind for the third and fourth quarters of 1996.


Balance Sheets                        At December 31,       At December 31,
                                                1997                  1996
Assets
 Aircraft, at cost:                     $ 25,987,000          $ 25,987,000
 Less accumulated depreciation           (16,689,816)          (13,478,166)
                                           9,297,184            12,508,834

 Cash and cash equivalents                 2,131,335             1,573,594
 Restricted cash                                   _               321,797
 Rent receivable (net of allowance
  for doubtful accounts of $0 in 1997
  and $70,000 in 1996)                        79,053               603,311
 Loan receivable                                   _                99,688
 Interest receivable                               _                   327
  Total Assets                          $ 11,507,572          $ 15,107,551

Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses  $    307,831          $    302,075
 Distribution payable                      1,433,890             1,348,728
 Deferred revenue                             90,000                90,000
 Security deposit                             50,000                50,000
  Total Liabilities                        1,881,721             1,790,803
Partners' Capital (Deficit):
 General Partners                           (880,452)             (843,544)
 Limited Partners (4,895,005 units
  outstanding)                            10,506,303            14,160,292
  Total Partners' Capital                  9,625,851            13,316,748
  Total Liabilities and
   Partners'Capital                     $ 11,507,572          $ 15,107,551



Statements of Partners' Capital (Deficit)
For the years ended December 31, 1997, 1996 and 1995

                                     General         Limited
                                    Partners        Partners           Total

Balance at December 31, 1994      $ (758,616)   $ 22,698,193    $ 21,939,577
Net loss                              (1,703)       (168,587)       (170,290)
Distributions                        (42,763)     (4,233,547)     (4,276,310)
Balance at December 31, 1995        (803,082)     18,296,059      17,492,977
Net income                             6,878         680,956         687,834
Distributions                        (47,340)     (4,816,723)     (4,864,063)
Balance at December 31, 1996        (843,544)     14,160,292      13,316,748
Net income                            11,491       1,137,583       1,149,074
Distributions                        (48,399)     (4,791,572)     (4,839,971)
Balance at December 31, 1997      $ (880,452)    $10,506,303    $  9,625,851



Statements of Operations
For the years ended December 31,             1997          1996          1995

Income
Rental                               $  5,037,980  $  5,248,593  $  4,837,439
Interest                                  129,090       150,740       215,050
Other                                      99,722        43,353             _
  Total Income                          5,266,792     5,442,686     5,052,489
Expenses
Depreciation                            3,211,650     4,076,214     4,919,101
Management fees (Note 7)                  447,868       421,751       438,631
General and administrative                230,295       192,656       191,715
Operating                                 227,905       194,231        49,707
Bad debt expense                                _             _        70,000
  Total Expenses                        4,117,718     4,884,852     5,669,154
Income (Loss) from Operations           1,149,074       557,834      (616,665)
Other Income
Gain on sale of aircraft
 and engine (Note 5)                            _       130,000       446,375
  Net Income (Loss)                  $  1,149,074  $    687,834  $   (170,290)
Net Income (Loss) Allocated:
To the General Partners              $     11,491  $      6,878  $     (1,703)
To the Limited Partners                 1,137,583       680,956      (168,587)
                                     $  1,149,074  $    687,834  $   (170,290)
Per limited partnership unit
(4,895,005 outstanding)                     $0.23         $0.14        $(0.03)



Statements of Cash Flows
For the years ended December 31,                1997         1996          1995
Cash Flows From Operating Activities
Net Income (Loss)                       $  1,149,074  $   687,834  $   (170,290)
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
   Depreciation                            3,211,650    4,076,214     4,919,101
 Gain on sale of aircraft and engine               _     (130,000)     (446,375)
 Increase (decrease) in cash arising from
 changes in operating assets and
 liabilities:
    Restricted cash                          321,797            _             _
    Rent receivable                          524,258     (544,553)      (58,758)
    Interest receivable                          327          278           293
    Prepaid expenses                               _        3,125        (3,125)
    Accounts payable and accrued expenses      5,756       57,428        (8,645)
    Security deposit                               _            _        50,000
Net cash provided by operating activities  5,212,862    4,150,326     4,282,201
Cash Flows From Investing Activities
Additions to aircraft                              _   (1,700,000)            _
Loan receivable                               99,688       72,948        67,358
Proceeds from sale of aircraft and
engine-net                                         _      130,000       751,750
Net cash provided by (used for)
 investing activities                         99,688   (1,497,052)      819,108
Cash Flows From Financing Activities
Cash distributions                        (4,754,809)  (4,574,113)   (4,392,159)
Net cash used for financing activities    (4,754,809)  (4,574,113)   (4,392,159)
Net increase (decrease) in cash and
 cash equivalents                            557,741   (1,920,839)      709,150
Cash and cash equivalents, beginning
 of period                                 1,573,594    3,494,433     2,785,283
Cash and cash equivalents, end
 of period                               $ 2,131,335  $ 1,573,594 $   3,494,433



Notes to the Financial Statements
December 31, 1997, 1996 and 1995

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

2. Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Aircraft and Depreciation - The aircraft were recorded at cost, which includes acquisition costs. Through
December 31, 1993, depreciation to an estimated salvage value of 10% was computed using the straight-line method over an estimated average economic life of twelve years for all aircraft owned by the Partnership. Beginning in 1994, depreciation was computed using the straight-line method over an estimated remaining economic life of two to six years for all aircraft owned by the Partnership.

Improvements to aircraft required to comply with regulatory requirements will be capitalized when incurred and depreciated over the useful life of the improvement.

Accounting for Impairment - The Partnership accounts for impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Cash Equivalents - Cash equivalents consist of highly liquid short-term investments with original maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Restricted Cash - Restricted cash consisted of funds the General Partners believed would be expended by the Partnership to comply with maintenance requirements, as well as security deposits held by the Partnership. As of December 31, 1997, restricted cash is no longer required due to the completion of all maintenance requirements permitted under the Participation Agreement dated February 9, 1994, Sect. 7, with Continental Airlines.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Operating Leases - The aircraft leases are accounted for as operating leases. Lease revenues, including payments for maintenance and power-by-the-hour charges, are recognized over the terms of the related leases. Some of the Partnership's operating leases require rental payments to be paid in advance. Rental payments received in advance are deferred and then recognized as income when earned.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements since such taxes are the responsibility of individual partners rather than the Partnership
(Note 8).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations

The Amended and Restated Limited Partnership Agreement
("Agreement") executed on September 10, 1987 substantially provides for the following:

Cash Distributions - Cash flow from operations as defined in the Agreement, at the discretion of the General Partners, will be distributed on a quarterly basis, 99% to the Limited Partners and 1% to the General Partners. Distributable proceeds from sales of aircraft in liquidation of the Partnership will be distributed in accordance with the partners' capital accounts after all allocations of income and losses.

Allocation of Income and Losses - Generally, income and losses for any year are allocated 99% to the Limited Partners and 1% to the General Partners. Gains on sale of aircraft shall first be allocated to the General Partners until they have been allocated an amount of gain equal to the lesser of their respective deficit account balances or 1.01% of all capital contributions by Limited Partners. Any additional gain recognized by the Partnership upon the sale of aircraft shall be allocated 99% to the Limited Partners and 1% to the General Partners.

Dissolution of Partnership - If, upon dissolution of the Partnership, the General Partners have a negative capital account, they shall contribute capital equal to the lesser of their respective capital deficit account balances or 1.01% of all capital contributed by the Limited Partners.

4. Aircraft under Operating Leases

The Partnerships' aircraft leases are triple net operating leases, requiring the lessees to pay substantially all expenses associated with the aircraft during the term of the leases, except as described below:

USAir, Inc. - On October 30, 1987, the Partnership acquired three Boeing 737-200 non-advanced aircraft for a total purchase price of $22,805,997. These aircraft were subject to an operating lease with USAir. The first lease expired in July 1990, and the aircraft was returned to the Partnership. The aircraft was subsequently re-leased to Carnival Airlines ("Carnival") in May 1991. The lease with Carnival was terminated in December 1993 and the aircraft was subsequently sold in February 1994. On December 15, 1991, the lease terms for the second and third aircraft were extended from May 1992 to May 1997, with the lessee having the option to terminate the lease on or after May 1, 1995. Effective May 15, 1992, the quarterly rental for each aircraft was reduced to $105,000. The lessee exercised its option to terminate its lease on May 1, 1995.

Eastwind Airlines - On July 12, 1995, the Partnership entered into two lease agreements ("Agreements") with Eastwind Airlines, Inc. ("Eastwind"). The Agreements provide for Eastwind to lease two Boeing 737-200 non-advanced aircraft, previously on lease with USAir, for a term of four years. Effective November 15, 1995, Eastwind is required to pay $35,000 per aircraft per month in advance. In addition, Eastwind is also required to pay maintenance charges effective August 1, 1995 based on flight hours or flight cycles. Maintenance charges shall be $80 per airframe flight hour for scheduled "Q" checks and $7.50 per flight hour for scheduled landing gear overhaul. Eastwind paid to the Partnership a security deposit of $25,000 per aircraft. At December 31, 1996, Eastwind owed the Partnership base rent and maintenance reserve payments totalling $603,311, which amounts were received by the Partnership in January 1997.

The Partnership paid $850,000 per aircraft for an FAA mandated heavy maintenance check ("Q" Check) for each of the aircraft leased to Eastwind. The cost of the "Q" Check has been capitalized and is being amortized over a four year period. Maintenance charges have been increased to the greater of $81 per flight hour or $20,240 per month.

Delta Air Lines, Inc. - On November 2, 1987, the Partnership acquired a Boeing 737-200 advanced aircraft for a total purchase price of $15,222,609. This aircraft is subject to an operating lease with Delta Air Lines, Inc. ("Delta"). In June 1992, the General Partners and Delta agreed to amend the original lease agreement. The amendment provided for rent of $95,000 per month through the new expiration date in December 1994. In May 1994, Delta exercised its option to extend the lease for a term of two years from the previous expiration date. The remaining terms of the lease were unchanged.

In November 1995, an agreement was reached with Delta to amend and extend the current lease until September 30, 1999 at a monthly lease rate of $80,000.

Trans World Airlines, Inc. - On November 2, 1987, the Partnership acquired three Boeing 727-200 non-advanced aircraft for a total purchase price of $16,345,497. These aircraft were subject to operating leases with Trans World Airlines, Inc. ("TWA"), the terms of which are described below.

In August 1993, the General Partners and TWA agreed to amend the original leases. As a result, TWA paid the Partnership rent of $40,000 per month per aircraft in advance quarterly commencing September 1, 1993 and continuing through October 31, 1994 for one aircraft and November 30, 1994 for the other two aircraft.

On September 30, 1994, TWA agreed to extend the leases on two of the aircraft to April 30, 1995. Thereafter, TWA has continued to lease the two aircraft on a month-to-month basis at $32,500 per month per aircraft paid in advance. The third aircraft was returned to the Partnership in December 1994 and sold in June 1995.

Continental Airlines, Inc. - On October 29, 1987, the Partnership acquired a McDonnell Douglas MD-80 Series aircraft for a total purchase price of $27,396,997. This aircraft was subject to an operating lease with Continental Airlines, Inc., the term of which expired on April 28, 1993. Subsequent to the expiration date of April 28, 1993, Continental returned the aircraft to the Partnership.

On February 9, 1994, the Partnership entered into a new lease agreement with Continental. The agreement provided for Continental to lease the plane for a term of four years, and pay $180,000 per month in advance effective March 15, 1994. In addition, the Partnership made a one-time payment of $750,000 from the maintenance reserve funds in March 1994 to perform various maintenance work on the plane. Also, the Partnership has agreed to provide up to $600,000 of financing to Continental to perform modification work on the aircraft, including advanced avionics, interior furnishings and exterior paint. The modification financing is repayable over the life of the lease at an interest rate of 8% per annum for advances made before February 1, 1996, and with respect to advances made after February 1, 1996, a rate per annum equal to the yield to maturity of United States Treasury Notes having a maturity closest to the remaining term of the lease, plus 4.25 percent. On June 7, 1994, the Partnership made its first advance to Continental in the amount of $278,203. The notes were prepaid in full in September 1997. Having made all of the modifications permitted under the Participation Agreement, Continental no longer can borrow any funds and the Partnership is released from its obligation to lend.

The lease with Continental Airlines for the Partnership's MD-80 series aircraft was previously scheduled to expire in March 1998. However, in September 1997, the Partnership reached an agreement with Continental to extend the lease through March 1999, with the remaining terms of the lease unchanged.

Revenues from each of the airlines as a percentage of the Partnership's total rental revenues are as follows:

                               Percent of Rental Revenues
               Airline          1997      1996      1995

               USAir              0%        0%      8.7%
               Eastwind        15.5      25.7       7.3
               Delta           20.8      18.3      23.2
               TWA             16.9      14.9      16.1
               Continental     46.8      41.1      44.7

The following is a schedule, by year, of future minimum rental income under the leases as of December 31, 1997.

                Year                     Amount

                1998                 $3,960,000
                1999                  1,940,000
               Total                 $5,900,000

The above schedule of future minimum rental income is based on the existing terms of the leases and does not include the rental income that may result from the renewal of existing leases or the re-leasing of the aircraft, if any.

5. Sale of Engine

In August 1996, the Partnership sold an engine that was previously on one of the Partnership's 737-200 aircraft currently on-lease to Eastwind for a $130,000 gain.

In June 1995, the Partnership sold aircraft N44316 formerly on lease with TWA for net sale proceeds of $751,750. The aircraft had a carrying value of $305,375 on the date of sale resulting in a gain on sale of $446,375.

6. Distributions

Distributions declared aggregated $4,839,971 (approximately $.98 per unit), $4,864,063 (approximately $.98 per unit) and $4,276,310 (approximately $.86 per unit) for the years ended December 31, 1997, 1996 and 1995, respectively, of which $130,000 in 1996 represented proceeds from the sale of an engine, and was a return of capital to the Limited Partners. As of December 31, 1997, the Partnership had declared a distribution of $1,433,890, of which $1,419,551 (approximately $.29 per unit) was paid to the Limited Partners and $14,339 was paid to the General Partners on February 2, 1998.

7. Transactions with Affiliates

Base Management Fee - The General Partners receive a quarterly fee subordinated to the Limited Partners receiving their Preferred Return as defined in the Agreement in an amount equal to 1.5% of gross aircraft rentals. Of this amount, 1.0% is payable to CAP and .5% is payable to JAL.

Incentive Management Fee - CAP receives a quarterly fee of 4.5% of quarterly cash flow subordinated to the Limited Partners receiving their Preferred Return.

Re-lease Fee - The General Partners receive a quarterly fee subordinated to the Limited Partners receiving their Preferred Return, for re-leasing aircraft or renewing a lease in an amount equal to 3.5% of the gross rentals from such re-lease or renewal for each quarter for which such payment is made. Of this amount, 2.5% is payable to CAP and 1.0% is payable to JAL.

Resale Fee - CAP receives a subordinated fee with respect to each aircraft sold by the Partnership in an amount equal to the lesser of (i) 3% of the contract sales price of the aircraft or (ii) an amount that is competitive with fees charged by nonaffiliates rendering comparable services. Such fees will be reduced (but not below zero) for any resale fees or commissions payable to third parties. No resale fees were earned during 1997 and 1996. During 1995, $23,250 was accrued based on 3% of the gross sale proceeds totalling $775,000 from the sale of one Boeing 727-200. The resale fee is subordinate to the Limited Partners receiving a priority return equal to their original capital contribution plus their preferred return.

The following is a summary of amounts earned by the General
Partners and their affiliates during the years ended December 31,
1997, 1996 and 1995.
                            Unpaid at
                          December 31,                 Earned
                                 1997        1997        1996       1995

Base Management Fee          $ 15,506    $ 62,872    $ 67,228   $ 70,022
Incentive Management Fee       65,628     232,684     191,968    199,299
Re-lease Fee                   37,494     152,312     162,555    169,310
Resale Fee                     53,558           _           _     23,250
                             $172,186    $447,868    $421,751   $461,881

8. Reconciliation of Difference between Net Income (Loss) in the
Financial Statements (Accrual Basis - Generally Accepted
Accounting Principles) and Net Income in the Partnership's Tax Return

                                         1997          1996          1995

Net income (loss), as reported    $ 1,149,074   $   687,834   $  (170,290)
 Adjustments-
     Prepaid insurance                      _         3,125        (3,125)
     Bad debt reserve                 (70,000)            _             _
     Loss on sale of asset                  _      (130,000)     (547,529)
     Allowance for doubtful accounts        _             _        70,000
     Depreciation differential
      between the Modified Accelerated
      Cost Recovery System and
      depreciation for financial
      reporting purposes            1,856,804      139,871        823,052
     Amortization                      (6,361)           _              _
     Legal fees, net of amortization        _       (7,476)        20,982
 Total adjustments                  1,780,443        5,520        363,380

 Net income, per Partnership's
  tax return                       $2,929,517   $  693,354     $  193,090

 The net income (loss) determined
 on the income tax basis is
 allocated to the partners as
 follows:

      Limited partners
      (4,895,005 units)           $ 2,900,222   $  686,421     $  191,159
      General partners                 29,295        6,933          1,931
                                  $ 2,929,517   $  693,354     $  193,090

 Taxable income per limited
 partner unit                           $0.59        $0.14          $0.04

As of December 31, 1997, the tax basis of total assets and total liabilities is $13,999,126 and $1,758,215, respectively.


            Report of Independent Public Accountants


To the Partners of
JetStream, L.P.:

We have audited the accompanying balance sheets of JetStream, L.P. (a Delaware limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetStream, L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 26, 1998