Form 10-K, Exhibit 13
period 1998-12-31
JETSTREAM LP
filed 1999-03-29
CIK 825336

EXHIBIT 13

                                 JetStream, L.P.
                               1998 Annual Report

--------------------------------------------------------------------------------
                                 JETSTREAM, L.P.
--------------------------------------------------------------------------------



        JetStream, L.P. commenced operations in 1987 and was formed to acquire used commercial aircraft subject to triple net operating leases with commercial airlines. Since inception, limited partners have received cash distributions totaling approximately $17.05 per $20.00 Unit. The following table provides the quarterly cash distributions per Unit paid by the Partnership for the years ended December 31, 1998 and 1997.



                  Quarter Declared            1998        1997
                  --------------------------------------------
                  First Quarter             $ .212      $ .244
                  Second Quarter              .222        .169
                  Third Quarter               .144        .275
                  Fourth Quarter              .151        .290
                                            ------      ------
                  Total                     $ .729      $ .978
                  ============================================



                                    Contents

                   1  Message to Investors

                   3  Financial Statements

                   6  Notes to the Financial Statements

                  11  Report of Independent Public Accountants

1

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------


Presented for your review is the 1998 Annual Report for JetStream, L.P. (the "Partnership"). This message includes an overview of conditions in the airline and aircraft leasing industries, an update on the Partnership's portfolio of aircraft, and highlights of the Partnership's financial results. Also provided are the Partnership's audited financial statements for the year ended December 31, 1998.

Industry Overview
The United States airline industry continued to perform well in 1998 as the economy continued its strong growth this past year. The number of passengers traveling within the United States increased by approximately 5%, which in turn led to an increase in revenues. This increase was tempered somewhat by recent fare reductions, but overall, net income for most airlines increased in 1998. Forecasts are for continued growth in this industry.

However, future opportunities for leasing Stage 2 aircraft, such as the Partnership's, are likely to be restricted due to the implementation of noise compliance regulations developed in accordance with the Airport Noise and Capacity Act of 1990, requiring airlines to reduce the number of older aircraft in their fleets. These regulations specify, among other things, phase-out and non-addition rules under which the number of Stage 2 aircraft operated by domestic carriers are limited to 25% of 1990 base levels by the end of 1998 and ultimately to 0% by December 31, 1999. The scheduled phase-out of Stage 2 aircraft combined with the prolonged difficulties in the airline industry during the early 1990's has had a substantial impact on residual aircraft values of Stage 2 aircraft. An update on the status of hushkitting the Partnership's Stage 2 planes is discussed below.

Portfolio Update
Information on the lease status of each aircraft follows:

MD-80 Series Aircraft - The lease agreement with Continental Airlines ("Continental") for the Partnership's MD-80 Series aircraft was scheduled to expire in March 1999. In October 1998, Continental exercised its option to renew this lease through March 2000 with the remaining lease terms unchanged. The lease requires Continental to make monthly payments of $180,000. This is a Stage 3 aircraft which meets the noise compliance guidelines set by the Federal Aviation Administration (the "FAA").

737-200 Advanced Aircraft - The lease with Delta Air Lines ("Delta") for the Partnership's 737-200 advanced aircraft expires in September 1999. Pursuant to the lease terms, Delta makes monthly payments of $80,000. We are currently negotiating an extension of this lease with Delta which would also require Delta to hushkit the plane.

737-200 Non-advanced Aircraft - The Partnership's two 737-200 non-advanced aircraft are currently on-lease to Eastwind. Under the terms of the lease agreements which expire on November 30, 1999, Eastwind is required to pay the Partnership monthly $35,000 per aircraft. In addition, the airline is required to pay the Partnership an airframe maintenance charge based on usage. As discussed in previous reports, Eastwind is delinquent on rental payments and maintenance reserves totaling $583,453 and has contacted the General Partners to renegotiate the lease terms. In light of this development, the Partnership established a reserve in 1998 for bad debts in the amount of $533,453. The General Partners will aggressively pursue all appropriate remedies available to the Partnership with respect to the collection of these rental payments. One of the Eastwind aircraft has been hushkitted and now meets the FAA's noise compliance guidelines. The other aircraft will not be hushkitted prior to the expiration of its lease. We will attempt to either re-lease the aircraft to an operator who will hushkit it or sell the aircraft.

727-200 Non-advanced Aircraft - In September 1998, the Partnership entered into two lease agreements with Sun Pacific for the two 727-200 non-advanced aircraft which were previously leased to TWA. Pursuant to the lease terms, Sun Pacific is required to pay the Partnership monthly $64,042 per aircraft and a maintenance charge based on usage commencing upon the completion of certain required maintenance on the aircraft to be funded by TWA. The aircraft were delivered to Sun Pacific with an assignment of the maintenance payments of $360,656 and $360,792, respectively, received from TWA. The Partnership agreed to assign these funds in order for Sun Pacific to perform the required maintenance on the aircraft. As of December 31, 1998, the maintenance on the aircraft had not been completed, and no funds had been collected pursuant to the terms of the leases. Sun Pacific is required to hushkit the aircraft prior to December 31, 1999.

Financial Highlights
Provided below is a review of Partnership operations for the year ended December 31,

                                                       1998         1997
------------------------------------------------------------------------
Rental Income                                    $4,813,390   $5,037,980
Total Expenses                                    4,473,009    4,117,718
Net Income                                          444,902    1,149,074
Net Cash provided by Operating Activities         4,012,891    5,212,862
------------------------------------------------------------------------

o Rental income decreased primarily as a result of the Partnership's two 727-200 aircraft being off-lease following expiration of the leases with TWA.

o The increase in total expenses is primarily due to the establishment of a reserve in 1998 for the amounts due from Eastwind.

o The decreases in net income and net cash provided by operating activities are attributable primarily to the establishment of a reserve for the amounts due from Eastwind and the decrease in rental income.

General Information
As you are probably aware, several unaffiliated third parties have commenced tender offers to purchase Units of the Partnership at prices that are below the Partnership's estimate of the net asset value per Unit. In response, we have recommended that Limited Partners reject these offers since we believe that they do not reflect the underlying value of the Partnership's assets.

Summary
We will continue our efforts to effectively manage the Partnership's aircraft. It should be noted, however, that since the total return from your investment in the Partnership relies upon the aircrafts' ultimate selling prices, declines in residual values in recent years have impacted your investment. We will update you on the status of the Partnership's operations in future correspondence. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or Partnership Investor Services. All requests for a change of address should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at 617-342-4225, and the Partnership's administrative agent can be reached at 248-637-7900.

Very truly yours,

Jet Aircraft Leasing Inc.                      CIS Aircraft Partners, Inc.
A General Partner                              A General Partner


Michael T. Marron                              Thomas J. Prinzing
President                                      President

March 29, 1999

JETSTREAM, L.P.

-------------------------------------------------------------------------------------
BALANCE SHEETS
                                                     At December 31,   At December 31,
                                                               1998              1997
-------------------------------------------------------------------------------------
Assets
  Aircraft, at cost:                                   $ 25,987,000      $ 25,987,000
  Less accumulated depreciation                         (19,901,456)      (16,689,816)
                                                       ------------------------------
                                                          6,085,544         9,297,184

  Cash and cash equivalents                               1,853,981         2,131,335
  Rent receivable (net of allowance for doubtful
    accounts of $533,453 in 1998)                            50,000            79,053
-------------------------------------------------------------------------------------
      Total Assets                                     $  7,989,525      $ 11,507,572
=====================================================================================
Liabilities and Partners' Capital
Liabilities:
  Accounts payable and accrued expenses                $    635,127      $    307,831
  Distribution payable                                      748,094         1,433,890
  Deferred revenue                                           90,000            90,000
  Security deposit                                           50,000            50,000
                                                       ------------------------------
      Total Liabilities                                   1,523,221         1,881,721
                                                       ------------------------------
Partners' Capital (Deficit):
  General Partners                                         (912,047)         (880,452)
  Limited Partners (4,895,005 units outstanding)          7,378,351        10,506,303
                                                       ------------------------------
      Total Partners' Capital                             6,466,304         9,625,851
-------------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital          $  7,989,525      $ 11,507,572
=====================================================================================



-------------------------------------------------------------------------------------
STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1998, 1997, and 1996
                                              General         Limited
                                             Partners        Partners           Total
-------------------------------------------------------------------------------------
Balance at December 31, 1995                $(803,082)    $18,296,059     $17,492,977
Net income                                      6,878         680,956         687,834
Distributions                                 (47,340)     (4,816,723)     (4,864,063)
-------------------------------------------------------------------------------------
Balance at December 31, 1996                 (843,544)     14,160,292      13,316,748
Net income                                     11,491       1,137,583       1,149,074
Distributions                                 (48,399)     (4,791,572)     (4,839,971)
-------------------------------------------------------------------------------------
Balance at December 31, 1997                 (880,452)     10,506,303       9,625,851
Net income                                      4,449         440,453         444,902
Distributions                                 (36,044)     (3,568,405)     (3,604,449)
-------------------------------------------------------------------------------------
Balance at December 31, 1998                $(912,047)    $ 7,378,351     $ 6,466,304
=====================================================================================

See accompanying notes to the financial statements.

JETSTREAM, L.P.

-------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Income
Rental                                     $4,813,390      $5,037,980      $5,248,593
Interest                                      104,393         129,090         150,740
Other                                             128          99,722          43,353
                                           ------------------------------------------
      Total Income                          4,917,911       5,266,792       5,442,686
-------------------------------------------------------------------------------------
Expenses
Depreciation                                3,211,640       3,211,650       4,076,214
Management fees (Note 7)                      387,675         447,868         421,751
General and administrative                    334,335         230,295         192,656
Operating                                       5,906         227,905         194,231
Bad debts                                     533,453              --              --
                                           ------------------------------------------
      Total Expenses                        4,473,009       4,117,718       4,884,852
-------------------------------------------------------------------------------------
Income from Operations                        444,902       1,149,074         557,834
-------------------------------------------------------------------------------------
Other Income
Gain on sale of aircraft and
engine (Note 5)                                    --              --         130,000
-------------------------------------------------------------------------------------
      Net Income                           $  444,902      $1,149,074      $  687,834
=====================================================================================
Net Income Allocated:
To the General Partners                    $    4,449      $   11,491      $    6,878
To the Limited Partners                       440,453       1,137,583         680,956
-------------------------------------------------------------------------------------
                                           $  444,902      $1,149,074      $  687,834
=====================================================================================
Per limited partnership unit
(4,895,005 outstanding)                        $ 0.09          $ 0.23          $ 0.14
-------------------------------------------------------------------------------------

See accompanying notes to the financial statements.

JETSTREAM, L.P.

-------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net Income                                $   444,902     $ 1,149,074     $   687,834
Adjustments to reconcile net income
to net cash provided by operating
activities:
  Depreciation                              3,211,640       3,211,650       4,076,214
  Bad debts                                   533,453              --              --
  Gain on sale of aircraft and engine              --              --        (130,000)
  Increase (decrease) in cash arising
  from changes in operating assets
  and liabilities:
    Restricted cash                                --         321,797              --
    Rent receivable                          (504,400)        524,258        (544,553)
    Interest receivable                            --             327             278
    Prepaid expenses                               --              --           3,125
    Accounts payable and accrued
    expenses                                  327,296           5,756          57,428
                                          -----------     -----------     -----------
Net cash provided by operating
activities                                  4,012,891       5,212,862       4,150,326
-------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Additions to aircraft                              --              --      (1,700,000)
Loan receivable                                    --          99,688          72,948
Proceeds from sale of aircraft and
engine-net                                         --              --         130,000
                                          -----------     -----------     -----------
Net cash provided by (used for)
investing activities                               --          99,688      (1,497,052)
-------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Cash distributions                         (4,290,245)     (4,754,809)     (4,574,113)
                                          -----------     -----------     -----------
Net cash used for financing activities     (4,290,245)     (4,754,809)     (4,574,113)
-------------------------------------------------------------------------------------
Net increase (decrease) in cash and
cash equivalents                             (277,354)        557,741      (1,920,839)
Cash and cash equivalents,
beginning of period                         2,131,335       1,573,594       3,494,433
                                          -----------     -----------     -----------
Cash and cash equivalents,
end of period                             $ 1,853,981     $ 2,131,335     $ 1,573,594
=====================================================================================

See accompanying notes to the financial statements.

JETSTREAM, L.P.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996

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

The Partnership is required to dissolve and distribute all of its assets no later than December 31, 2027. The Partnership may reinvest the proceeds from sales of aircraft occurring prior to November 4, 1998. Thereafter, net proceeds from any sales of aircraft will be distributed to the partners, after deductions of amounts necessary for working capital and certain reserves.

Title to the aircraft owned by the Partnership is held by nonaffiliated trusts of which the Partnership is the beneficiary. The purpose of this method of holding title is to satisfy certain registration requirements of the Federal Aviation Administration.

2. Significant Accounting Policies

Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Aircraft and Depreciation The aircraft were recorded at cost, which includes acquisition costs. Through December 31, 1993, depreciation to an estimated salvage value of 10% was computed using the straight-line method over an estimated average economic life of twelve years for all aircraft owned by the Partnership. Beginning in 1994, depreciation was computed using the straight-line method over an estimated remaining economic life of two to six years for all aircraft owned by the Partnership.

Improvements to aircraft required to comply with regulatory requirements will be capitalized when incurred and depreciated over the useful life of the improvement.

Accounting for Impairment The Partnership accounts for impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Cash Equivalents Cash equivalents consist of highly liquid short-term investments with original maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Operating Leases The aircraft leases are accounted for as operating leases. Lease revenues, including payments for maintenance and power-by-the-hour charges, are recognized over the terms of the related leases. Some of the Partnership's operating leases require rental payments to be paid in advance. Rental payments received in advance are deferred and then recognized as income when earned.

JETSTREAM, L.P.

Income Taxes No provision for income taxes has been made in the accompanying financial statements since such taxes are the responsibility of individual partners rather than the Partnership (Note 8).

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations
The Amended and Restated Limited Partnership Agreement ("Agreement") executed on September 10, 1987 substantially provides for the following:

Cash Distributions Cash flow from operations as defined in the Agreement, at the discretion of the General Partners, will be distributed on a quarterly basis, 99% to the Limited Partners and 1% to the General Partners. Distributable proceeds from sales of aircraft in liquidation of the Partnership will be distributed in accordance with the partners' capital accounts after all allocations of income and losses.

Allocation of Income and Losses Generally, income and losses for any year are allocated 99% to the Limited Partners and 1% to the General Partners. Gains on sale of aircraft shall first be allocated to the General Partners until they have been allocated an amount of gain equal to the lesser of their respective deficit account balances or 1.01% of all capital contributions by Limited Partners. Any additional gain recognized by the Partnership upon the sale of aircraft shall be allocated 99% to the Limited Partners and 1% to the General Partners.

Dissolution of Partnership If, upon dissolution of the Partnership, the General Partners have a negative capital account, they shall contribute capital equal to the lesser of their respective capital deficit account balances or 1.01% of all capital contributed by the Limited Partners.

4. Aircraft under Operating Leases
The Partnerships' aircraft leases are triple net operating leases, requiring the lessees to pay substantially all expenses associated with the aircraft during the term of the leases, as described below:

Eastwind Airlines On October 30, 1987, the Partnership acquired three Boeing 737-200 non-advanced aircraft for a total purchase price of $22,805,997. One of the aircraft was sold in February 1994. The remaining two aircraft are subject to lease agreements ("Agreements") with Eastwind Airlines, Inc. ("Eastwind"), which were entered into on July 12, 1995. The Agreements provide for Eastwind to lease two Boeing 737-200 non-advanced aircraft for a term of four years. Effective November 15, 1995, Eastwind is required to pay $35,000 per aircraft per month in advance. In addition, Eastwind is also required to pay maintenance charges effective August 1, 1995 based on flight hours or flight cycles. Maintenance charges shall be $80 per airframe flight hour for scheduled "Q" checks and $7.50 per flight hour for scheduled landing gear overhaul. Eastwind paid to the Partnership a security deposit of $25,000 per aircraft. At December 31, 1998, Eastwind owed the Partnership base rent and maintenance reserve payments totaling $583,453, and has contacted the General Partners to renegotiate the terms of its leases. In light of this development, the Partnership established an allowance of $533,453 at December 31, 1998 against this receivable.

The Partnership paid $850,000 per aircraft for an FAA mandated heavy maintenance check ("Q" Check) for each of the aircraft leased to Eastwind. The cost of the "Q" Check has been capitalized and is being amortized over a four year period. Maintenance charges have been increased to the greater of $81 per flight hour or $20,240 per month.

JETSTREAM, L.P.

Delta Air Lines, Inc. On November 2, 1987, the Partnership acquired a Boeing 737-200 advanced aircraft for a total purchase price of $15,222,609. This aircraft is subject to an operating lease with Delta Air Lines, Inc. ("Delta"). In June 1992, the General Partners and Delta agreed to amend and extend the original lease agreement. In November 1995, another agreement was reached to amend and extend the lease until September 30, 1999 at a monthly lease rate of $80,000. The remaining terms of the lease were unchanged.

Trans World Airlines, Inc. On November 2, 1987, the Partnership acquired three Boeing 727-200 non-advanced aircraft for a total purchase price of $16,345,497. These aircraft were subject to operating leases with Trans World Airlines, Inc. ("TWA"), which leases were amended and extended to the fourth quarter of 1994. One of the aircraft was returned to the Partnership in December 1994 and sold in June 1995. TWA extended the leases on the remaining two aircraft to April 30, 1995. Thereafter, TWA leased the two aircraft on a month-to-month basis at $32,500 per month per aircraft paid in advance. TWA terminated its leases on these aircraft and returned one plane in July 1998 and another in September 1998. In accordance with the lease agreement, TWA was to have performed certain required maintenance prior to returning the aircraft. In lieu of having TWA perform this maintenance, the Partnership agreed to receive payments of $360,656 and $360,792 for each respective aircraft from TWA, plus a commitment from TWA for up to an additional $200,000 per aircraft, if supported by legitimate maintenance costs.

Sun Pacific International, Inc. In September 1998, the Partnership entered into two lease agreements with Sun Pacific International, Inc. ("Sun Pacific") for the two 727-200 non-advanced aircraft which were previously leased to TWA. Pursuant to the terms of the lease agreements, Sun Pacific is required to pay the Partnership a monthly lease rate of $64,042 per aircraft commencing upon the completion of certain required maintenance on the aircraft. In addition, the airline is required to pay the Partnership a maintenance charge based on usage. The aircraft were delivered to Sun Pacific with an assignment of the above described maintenance payments of $360,656 and $360,792 received from TWA. The Partnership agreed to assign these funds in order for Sun Pacific to perform required maintenance on the aircraft. As of December 31, 1998, the maintenance on the aircraft had not been completed, and no funds had been collected pursuant to the terms of the leases.

Continental Airlines, Inc. On October 29, 1987, the Partnership acquired a McDonnell Douglas MD-80 Series aircraft for a total purchase price of $27,396,997. This aircraft was subject to an operating lease with Continental Airlines, Inc., the term of which expired on April 28, 1993. Subsequent to the expiration date of April 28, 1993, Continental returned the aircraft to the Partnership. On February 9, 1994, the Partnership entered into a new lease agreement with Continental. The agreement provided for Continental to lease the plane for a term of four years, and pay $180,000 per month in advance effective March 15, 1994. In addition, the Partnership made a one-time payment of $750,000 from the maintenance reserve funds in March 1994 to perform various maintenance work on the plane. Also, the Partnership agreed to provide up to $600,000 of financing to Continental to perform modification work on the aircraft, including advanced avionics, interior furnishings and exterior paint.

The modification financing was repayable over the life of the lease at an interest rate of 8% per annum for advances made before February 1, 1996. On June 7, 1994, the Partnership made its only advance to Continental in the amount of $278,203. The notes were prepaid in full in September 1997. Having made all of the modifications permitted under the Participation Agreement, Continental no longer can borrow any funds and the Partnership has been released from its obligation to lend.

The lease with Continental Airlines for the Partnership's MD-80 series aircraft was previously scheduled to expire in March 1998. However, in September 1997, the Partnership reached an agreement with Continental to extend the lease through March 1999, and in October 1998, Continental exercised its second option to renew this lease through March 2000, with the remaining terms of the lease unchanged.

JETSTREAM, L.P.

Revenues from each of the airlines as a percentage of the Partnership's total rental revenues are as follows:

                                        Percent of Rental Revenues
               ---------------------------------------------------
               Airline                  1998       1997       1996
               ---------------------------------------------------
               Eastwind                 25.6%      15.5%      25.7%
               Delta                    19.9       20.8       18.3
               TWA                       9.6       16.9       14.9
               Continental              44.9       46.8       41.1
               ---------------------------------------------------

The following is a schedule, by year, of future minimum rental income under all leases as of December 31, 1998.

               Year                                         Amount
               ---------------------------------------------------
               1999                                     $5,187,008
               2000                                      1,730,840
               ---------------------------------------------------
               Total                                    $6,917,848
               ===================================================

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

6.  Distributions
Distributions declared aggregated $3,604,449 (approximately $.73 per unit), $4,839,971 (approximately $.98 per unit) and $4,864,063 (approximately $.98 per unit) for the years ended December 31, 1998, 1997 and 1996, respectively, of which $130,000 in 1996 represented proceeds from the sale of an engine, and was a return of capital to the Limited Partners. As of December 31, 1998, the Partnership had declared a distribution of $748,094, of which $740,613 (approximately $.15 per unit) was paid to the Limited Partners and $7,481 was paid to the General Partners on March 4, 1999.

7.  Transactions with Affiliates

Base Management Fee The General Partners receive a quarterly fee subordinated to the Limited Partners receiving their Preferred Return as defined in the Agreement in an amount equal to 1.5% of gross aircraft rentals. Of this amount, 1.0% is payable to CAP and .5% is payable to JAL.

Incentive Management Fee CAP receives a quarterly fee of 4.5% of quarterly cash flow subordinated to the Limited Partners receiving their Preferred Return.

Re-lease Fee The General Partners receive a quarterly fee subordinated to the Limited Partners receiving their Preferred Return, for re-leasing aircraft or renewing a lease in an amount equal to 3.5% of the gross rentals from such re-lease or renewal for each quarter for which such payment is made. Of this amount, 2.5% is payable to CAP and 1.0% is payable to JAL.

Resale Fee CAP receives a subordinated fee with respect to each aircraft sold by the Partnership in an amount equal to the lesser of (i) 3% of the contract sales price of the aircraft or (ii) an amount that is competitive with fees charged by nonaffiliates rendering comparable services. Such fees will be reduced (but not below zero) for any resale fees or commissions payable to third parties. The resale fee is subordinate to the Limited Partners receiving a priority return equal to their original capital contribution plus their preferred return. No resale fees were earned during 1998, 1997 and 1996.

JETSTREAM, L.P.

During 1998 the Limited Partners did not receive their Preferred Returns. Therefore these management fees have not been paid. The following is a summary of amounts earned by the General Partners and their affiliates during the years ended December 31, 1998, 1997, and 1996.

                                 Unpaid at                Earned
                               December 31,  ------------------------------
                                      1998       1998       1997       1996
     ----------------------------------------------------------------------
     Base Management Fee          $ 59,725   $ 59,725   $ 62,872   $ 67,228
     Incentive Management Fee      183,534    183,534    232,684    191,968
     Re-lease Fee                  144,416    144,416    152,312    162,555
     ----------------------------------------------------------------------
                                  $387,675   $387,675   $447,868   $421,751
                                  =========================================

8. Reconciliation of Difference between Net Income in the Financial Statements (Accrual Basis - Generally Accepted Accounting Principles) and Net Income in the Partnership's Tax Return

                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Net income, as reported                    $  444,902      $1,149,074       $ 687,834
Adjustments--
  Prepaid insurance                                --              --           3,125
  Loss on sale of asset                            --              --        (130,000)
  Allowance for doubtful accounts             533,453         (70,000)             --
  Depreciation differential between
    the Modified Accelerated Cost
    Recovery System and depreciation
    for financial reporting purposes        2,635,913       1,856,804         139,871
  Amortization                                     --          (6,361)             --
  Legal fees, net of amortization                  --              --          (7,476)
                                           ------------------------------------------
Total adjustments                           3,169,366       1,780,443           5,520
-------------------------------------------------------------------------------------

Net income, per Partnership's tax return   $3,614,268      $2,929,517        $693,354
                                           ------------------------------------------
The net income determined on the
income tax basis is allocated to
the partners as follows:
  Limited partners (4,895,005 units)       $3,578,125      $2,900,222        $686,421
  General partners                             36,143          29,295           6,933
                                           ------------------------------------------
                                           $3,614,268      $2,929,517        $693,354
                                           ------------------------------------------
Taxable income per limited partner unit        $ 0.73          $ 0.59          $ 0.14
-------------------------------------------------------------------------------------

As of December 31, 1998, the tax basis of total assets and total liabilities was $13,650,447 and $1,399,716, respectively.

Schedule II Valuation and Qualifying Accounts

                                           Balance at      Charged to      Balance at
                                            Beginning       Costs and          End of
                                            of Period        Expenses          Period
-------------------------------------------------------------------------------------
Allowance for doubtful accounts:
Year ended December 31, 1998:                $    -0-        $533,453        $533,453
-------------------------------------------------------------------------------------

11

--------------------------------------------------------------------------------
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------




To the Partners of
JetStream, L.P.:

We have audited the accompanying balance sheets of JetStream, L.P. (a Delaware limited partnership) as of December 31, 1998 and 1997, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetStream, L.P. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 12, 1999