Form 10-K, Exhibit 13
period 1999-12-31
JETSTREAM LP
filed 2000-03-31
CIK 825336

EXHIBIT 13

                                 JetStream, L.P.
                               1999 Annual Report

--------------------------------------------------------------------------------
                                 JETSTREAM, L.P.
--------------------------------------------------------------------------------




       JetStream, L.P. commenced operations in 1987 and was formed to acquire used commercial aircraft subject to triple net operating leases with commercial airlines. Since inception, limited partners have received cash distributions totaling approximately $18.16 per $20.00 Unit. The following table provides the quarterly cash distributions per Unit paid by the Partnership for the years ended December 31, 1999 and 1998.

                  Quarter Declared            1999        1998
                  --------------------------------------------
                  First Quarter             $ .299      $ .212
                  Second Quarter              .576        .222
                  Third Quarter               .108        .144
                  Fourth Quarter              .131        .151
                                            ------      ------
                  Total                     $1.114      $ .729
                  ============================================



                                    Contents

                   1  Message to Investors

                   3  Financial Statements

                   6  Notes to the Financial Statements

                  11  Report of Independent Public Accountants

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------


Presented for your review is the 1999 Annual Report for JetStream, L.P. (the "Partnership"). This report includes an update on the status of the Partnership's aircraft portfolio, including efforts to market the Partnership's remaining planes, and highlights of the Partnership's financial results. Also included are the Partnership's audited financial statements for the year ended December 31, 1999.

Sales Update
As discussed in prior reports, in November 1999, the Partnership received the required approval of more that 50% of the outstanding limited partner units to proceed with the plan of liquidation and dissolution, pursuant to which the remaining aircraft will be sold and the Partnership terminated (the "Liquidation Plan"). In accordance with the Liquidation Plan, we began actively marketing the aircraft for sale in January 2000. Bids have been received for several of the planes, and we are pleased to report that a letter of intent for the sale of the Partnership's 737-200 advanced aircraft was recently signed. A contract is currently being negotiated with the prospective purchaser, and it is anticipated that the plane will be sold during the second quarter of this year. However, there can be no assurance that the sale will close within this time frame or that the Partnership will be able to obtain the aircraft's appraised value in a sale. In addition, we are continuing to market the remaining aircraft. Once the planes are sold, the Partnership's liabilities will be paid, the sales proceeds will be distributed to the Limited Partners, and the Partnership will be terminated.

Portfolio Update
Following is an update on the status of the Partnership's remaining aircraft:

MD-80 Series Aircraft - Continental Airlines ("Continental") has exercised it option to renew the lease for the Partnership's MD-80 Series aircraft through September 2000. The lease requires Continental to make monthly payments of $180,000.

737-200 Advanced Aircraft - The lease with Delta Air Lines ("Delta") for the Partnership's 737-200 advanced aircraft has been extended through September 2001. The lease requires Delta to make monthly payments of $65,000. Delta was also required to hushkit the plane, which was completed prior to year-end 1999.

727-200 Non-advanced Aircraft - As discussed in prior reports, in September 1998, the Partnership entered into two lease agreements with Sun Pacific for the Partnership's two 727-200 non-advanced aircraft. One of the aircraft was sold on April 2, 1999, and the lease with Sun Pacific for this plane was terminated. Sun Pacific subsequently ceased commercial operations in mid-April 1999. The Partnership notified Sun Pacific that they are in default of their lease agreement with respect to the second plane due to their failure to make the required rental payments to the Partnership. In addition, the Partnership has reserved approximately $200,000 to complete C-checks and corrosion repair on this aircraft. We will attempt to sell the plane to another carrier once the maintenance work is completed.

737-200 Non-advanced Aircraft - In late August 1999, the Partnership was notified that Eastwind Airlines ("Eastwind"), which leased the Partnership's two 737-200 non-advanced aircraft, had voluntarily ceased commercial operations. The Partnership took possession of the aircraft and in October 1999 sold the aircrafts' engines to an unaffiliated entity for $175,000. As discussed in previous reports, Eastwind made its last payment to the Partnership in June 1999 and is delinquent on rental payments and maintenance reserves totaling $1,200,284 as of December 31, 1999.

On September 29, 1999, an affiliate of the Managing General Partner, along with two other creditors, filed an involuntary petition for bankruptcy relief against Eastwind in the United States Bankruptcy Court for the District of Delaware. The General Partners intend to pursue viable remedies available to the Partnership with respect to the collection of these delinquent payments, subject to the applicable provisions of the U.S. Bankruptcy Code.

Financial Highlights
Provided below is a review of Partnership operations for the twelve months ended December 31,

                                                       1999         1998
------------------------------------------------------------------------
Rental income                                    $4,021,832   $4,813,390
Total expenses                                    4,465,612    4,473,009
Net income                                        1,823,468      444,902
Net cash provided by operating activities         2,727,602    4,012,891
------------------------------------------------------------------------

o Rental income decreased primarily as a result of the Partnership not receiving any rental income from the two 727-200 aircraft previously leased to Sun Pacific and a decline in rental income from Eastwind.

o Overall, total expenses in 1999 were relatively unchanged from 1998. However, operating expenses increased approximately $320,000 as a result of C-checks and corrosion repairs on the aircraft previously leased to Sun Pacific. The increase in operating expenses was offset by a decrease in depreciation expense.

o Net income in 1999 includes the $2,140,217 gain on the sale of one of the Partnership's 727-200 aircraft. Excluding this gain, the Partnership had a net loss of $316,749 for 1999 primarily due to the decline in rental income.

o The decline in net cash provided by operating activities is primarily attributable to the decrease in rental income.

Summary
We will update you on the status of our efforts to sell the Partnership's aircraft in future correspondence. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or Partnership Investor Services. All requests for a change of address should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at 617-342-4225, and the Partnership's administrative agent can be reached at 248-637-7900.

Very truly yours,

Jet Aircraft Leasing Inc.               CIS Aircraft Partners, Inc.
General Partner                         General Partner



Michael T. Marron                       Michael L. Rosen
President                               President

March 31, 2000

JETSTREAM, L.P.


-------------------------------------------------------------------------------------
BALANCE SHEETS
                                                     At December 31,   At December 31,
                                                               1999              1998
-------------------------------------------------------------------------------------
Assets
  Aircraft, at cost:                                   $         --      $ 25,987,000
  Less accumulated depreciation                                  --       (19,901,456)
                                                       ------------------------------
                                                                 --         6,085,544

  Aircraft held for sale                                  3,272,489                --
  Cash and cash equivalents                               1,405,675         1,853,981
  Rent receivable (net of allowance for doubtful
    accounts of $1,150,284 in 1999)                          50,000            50,000
-------------------------------------------------------------------------------------
      Total Assets                                     $  4,728,164      $  7,989,525
=====================================================================================
Liabilities and Partners' Capital
Liabilities:
  Accounts payable and accrued expenses                $  1,145,297      $    635,127
  Distribution payable                                      645,925           748,094
  Deferred revenue                                           90,000            90,000
  Security deposit                                           50,000            50,000
                                                       ------------------------------
      Total Liabilities                                   1,931,222         1,523,221
                                                       ------------------------------
Partners' Capital (Deficit):
  General Partners                                          (56,357)         (912,047)
  Limited Partners (4,895,005 units outstanding)          2,853,299         7,378,351
                                                       ------------------------------
      Total Partners' Capital                             2,796,942         6,466,304
-------------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital          $  4,728,164      $  7,989,525
=====================================================================================


-------------------------------------------------------------------------------------
STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1999, 1998, and 1997

                                              General         Limited
                                             Partners        Partners           Total
-------------------------------------------------------------------------------------
Balance at December 31, 1996                $(843,544)    $14,160,292     $13,316,748
Net income                                     11,491       1,137,583       1,149,074
Distributions                                 (48,399)     (4,791,572)     (4,839,971)
-------------------------------------------------------------------------------------
Balance at December 31, 1997                 (880,452)     10,506,303        9,625,851
Net income                                      4,449         440,453          444,902
Distributions                                 (36,044)     (3,568,405)     (3,604,449)
-------------------------------------------------------------------------------------
Balance at December 31, 1998                 (912,047)      7,378,351       6,466,304
Net income                                    897,984         925,484       1,823,468
Distributions                                 (42,294)     (5,450,536)     (5,492,830)
-------------------------------------------------------------------------------------
Balance at December 31, 1999                $ (56,357)    $ 2,853,299       $2,796,942
=====================================================================================

See accompanying notes to the financial statements                            3

JETSTREAM, L.P.


----------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                          1999            1998            1997
----------------------------------------------------------------------------------------------
Income
Rental                                             $ 4,021,832     $ 4,813,390     $ 5,037,980
Interest                                               127,031         104,393         129,090
Other                                                       --             128          99,722
                                                   -------------------------------------------
      Total Income                                   4,148,863       4,917,911       5,266,792
----------------------------------------------------------------------------------------------
Expenses
Depreciation                                         2,613,055       3,211,640       3,211,650
Management fees (Note 6)                               291,204         387,675         447,868
General and administrative                             614,966         334,335         230,295
Operating                                              329,555           5,906         227,905
Bad debts                                              616,832         533,453              --
                                                   -------------------------------------------
      Total Expenses                                 4,465,612        4,473,009      4,117,718
----------------------------------------------------------------------------------------------
(Loss) Income from Operations                         (316,749)        444,902       1,149,074
----------------------------------------------------------------------------------------------
Other Income
Gain on sale of aircraft and engine (Note 4)         2,140,217              --              --
----------------------------------------------------------------------------------------------
      Net Income                                   $ 1,823,468     $   444,902     $ 1,149,074
==============================================================================================
Net Income Allocated:
To the General Partners                            $   897,984     $     4,449     $    11,491
To the Limited Partners                                925,484         440,453       1,137,583
----------------------------------------------------------------------------------------------
                                                   $ 1,823,468     $   444,902     $ 1,149,074
==============================================================================================
Per limited partnership unit
(4,895,005 outstanding)                                 $ 0.19          $ 0.09          $ 0.23
----------------------------------------------------------------------------------------------

See accompanying notes to the financial statements                            4

JETSTREAM, L.P.


----------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                          1999            1998            1997
----------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net Income                                         $ 1,823,468     $   444,902     $ 1,149,074
Adjustments to reconcile net income to net
cash provided by operating activities:
  Depreciation                                       2,613,055       3,211,640       3,211,650
  Bad debts                                            616,832         533,453              --
  Gain on sale of aircraft and engine               (2,140,217)             --              --
  Increase (decrease) in cash arising from
  changes in operating assets and liabilities:
    Restricted cash                                         --              --         321,797
    Rent receivable                                   (616,832)       (504,400)        524,258
    Interest receivable                                     --              --             327
    Accounts payable and accrued expenses              431,296         327,296           5,756
                                                   -------------------------------------------
Net cash provided by operating activities            2,727,602       4,012,891       5,212,862
----------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Loan receivable                                             --              --          99,688
Proceeds from sale of aircraft and engine            2,419,091              --              --
                                                   -------------------------------------------
Net cash provided by investing activities            2,419,091              --          99,688
----------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Cash distributions                                  (5,594,999)     (4,290,245)     (4,754,809)
                                                   -------------------------------------------
Net cash used for financing activities              (5,594,999)     (4,290,245)     (4,754,809)
----------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents  (448,306)       (277,354)        557,741
Cash and cash equivalents, beginning of year         1,853,981       2,131,335       1,573,594
                                                   -------------------------------------------
Cash and cash equivalents, end of year             $ 1,405,675     $ 1,853,981     $ 2,131,335
==============================================================================================
Supplemental Disclosure of Noncash Operating Activities
In connection with the sale of the aircraft, accrued resale fees in the amount of $78,874 has reduced the gain on the sale of the aircraft
----------------------------------------------------------------------------------------------

See accompanying notes to the financial statements                            5

JETSTREAM, L.P.


NOTES TO THE FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997

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

The General Partners are implementing, and the Limited Partners have approved, a plan to sell the Partnership's remaining aircraft and subsequently terminate the Partnership pursuant to a Plan of Liquidation and Dissolution dated November 20, 1999 (the "Liquidation Plan"). The Liquidation Plan consists of: (1) the sale of all of the Partnership's assets and the dissolution of the Partnership pursuant to the proposed Liquidation Plan; (2) the amendment of the Partnership Agreement to permit the engagement of the General Partners to market and sell the assets of the Partnership for a fee pursuant to the terms of the Joint Marketing Agreement, dated July 13, 1999, among each of the General Partners and the Partnership and (3) the grant of authority to the General Partners to take any action necessary or incidental and consistent with the Partnership Agreement, the Liquidation Plan and the Joint Marketing Agreement to complete the foregoing. The Liquidation Plan required the approval of more than 50% of the limited partner units entitled to vote. A consent solicitation statement requesting such approval was forwarded to investors on October 15, 1999. On November 19, 1999, the Partnership received the required approval from the unitholders, and the General Partners have begun to implement the Liquidation Plan by actively marketing the aircraft for sale during the first quarter 2000, on the terms described in the consent solicitation statement. Once the aircraft are sold and the Partnership's actual and contingent liabilities have been paid or reserved for, the sales proceeds will be distributed to the Limited Partners and the Partnership will be terminated. If the unitholders had not approved the Liquidation Plan, according to the Partnership's Amended and Restated Partnership Agreement dated September 10, 1987, the Partnership would be required to dissolve and distribute all of its assets no later than December 31, 2027.

As a result of the approval of the Liquidation Plan, the Partnership has designated its aircraft as assets held-for-sale. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed Of, all of the Partnership's aircraft are reported at the lower of carrying amount or fair value less costs to sell. No charge was recorded as a result of the designation of the aircraft as assets held-for-sale. In addition, the Partnership has ceased to record depreciation related to those assets as of November 19, 1999.

Title to the aircraft owned by the Partnership is held by nonaffiliated trusts, of which the Partnership is the beneficiary. The purpose of this method of holding title is to satisfy certain registration requirements of the Federal Aviation Administration.

JETSTREAM, L.P.


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

In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed Of, the Partnership has ceased to record depreciation related to those assets as of November 19, 1999.

Accounting for Impairment It is the Partnership's policy to review the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. For long-lived assets used in operations, measurement of impairment loss is based on undiscounted cash flows. For assets held for sale, measurement of the impairment loss is based on the fair value of the asset. Generally fair value will be determined through independent appraisals of such assets. No impairment adjustments have been made as a result of this review process during 1999 and 1998.

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

3.  Partnership Allocations
The Amended and Restated Limited Partnership Agreement ("Agreement") substantially provides for the following:

JETSTREAM, L.P.


Cash Distributions Cash flow from operations as defined in the Agreement, at the discretion of the General Partners, will be distributed on a quarterly basis, with 99% to the Limited Partners and 1% to the General Partners. Distributable proceeds from sales of aircraft in liquidation of the Partnership will be distributed in accordance with the partners' capital accounts after all allocations of income and losses.

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

4.  Aircraft under Operating Leases
Certain of the Partnerships' aircraft leases are triple net operating leases, requiring the lessees to pay substantially all expenses associated with the aircraft during the term of the leases, as described below:

737-200 Advanced Aircraft On November 2, 1987, the Partnership acquired a Boeing 737-200 advanced aircraft for a total purchase price of $15,222,609. This aircraft is subject to an operating lease with Delta Air Lines, Inc. ("Delta"). In June 1992, the General Partners and Delta agreed to amend and extend the original lease agreement. In November 1995, another agreement was reached to amend and extend the lease until September 30, 1999 at a monthly lease rate of $80,000. During the second quarter of 1999, Delta extended its lease for two years through September 2001. This lease extension requires Delta to pay the Partnership a monthly lease rate of $65,000 and to hushkit the plane, which was completed prior to year end 1999.

MD-80 Series Aircraft On October 29, 1987, the Partnership acquired a McDonnell Douglas MD-80 Series aircraft for a total purchase price of $27,396,997. This aircraft was subject to an operating lease with Continental Airlines, Inc., the term of which expired on April 28, 1993. Subsequent to the expiration date, Continental returned the aircraft to the Partnership. On February 9, 1994, the Partnership entered into a new lease agreement with Continental. The agreement provided for Continental to lease the plane for a term of four years and pay $180,000 per month in advance, effective March 15, 1994. The lease was previously scheduled to expire in March 1998. However, in September 1997, the Partnership reached an agreement with Continental to extend the lease through March 1999 and in October 1998, Continental exercised its second option to renew this lease through March 2000. During the third quarter of 1999, Continental extended its lease through September 30, 2000, with the remaining terms of the lease unchanged.

737-200 Non-Advanced Aircraft On October 30, 1987, the Partnership acquired three Boeing 737-200 non-advanced aircraft for a total purchase price of $22,805,997. One of the aircraft was sold in February 1994. The remaining two aircraft are subject to lease agreements ("Agreements") with Eastwind Airlines, Inc. ("Eastwind"), which were entered into on July 12, 1995. The Agreements provided for Eastwind to lease the aircraft for a term of four years. Effective November 15, 1995, Eastwind was required to pay $35,000 per aircraft per month in advance. In addition, Eastwind was required to pay maintenance charges effective August 1, 1995 based on flight hours or flight cycles. Maintenance charges were $80 per airframe flight hour for scheduled "Q" checks and $7.50 per flight hour for scheduled landing gear overhaul. Eastwind paid to the Partnership a security deposit of $25,000 per aircraft. In late August 1999, the Partnership was notified that Eastwind had voluntarily ceased commercial operations. The Partnership took possession of the aircraft and in October 1999 sold the aircrafts' engines to an unaffiliated entity for $175,000. The Partnership recognized a loss of $25,000 on this sale in 1999. After several months of partial payments, Eastwind made its last payment to the Partnership in June 1999 and is delinquent on rental payments and maintenance reserves totaling $1,200,284 as of December 31, 1999.

JETSTREAM, L.P.


On September 29, 1999, an affiliate of the Managing General Partner, along with two other creditors, filed an involuntary petition for bankruptcy relief against Eastwind in the United States Bankruptcy Court for the District of Delaware. As of the date of this document, the Bankruptcy Court had not yet issued an order for relief adjudicating Eastwind as a debtor under Title 11 of the United States Code. The General Partners intend to pursue all viable remedies available to the Partnership with respect to the collection of these delinquent payments subject to the decisions of the Bankruptcy Court and the applicable provisions of the U.S. Bankruptcy Code.

727-200 Non-Advanced Aircraft On November 2, 1987, the Partnership acquired three Boeing 727-200 non-advanced aircraft for a total purchase price of $16,345,497. These aircraft were subject to operating leases with Trans World Airlines, Inc. ("TWA"). One of the aircraft was returned to the Partnership in December 1994 and sold in June 1995. After the original lease expiration in April 1995, TWA leased the other two aircraft on a month-to-month basis at $32,500 per month per aircraft paid in advance. TWA terminated its leases on these aircraft and returned one plane in July 1998 and another in September 1998. In accordance with the lease agreement, TWA was to have performed certain required maintenance prior to returning the aircraft. In lieu of having TWA perform this maintenance, the Partnership agreed to receive payments of $360,656 and $360,792 for each respective aircraft from TWA, plus a commitment from TWA for up to an additional $200,000 per aircraft, if supported by legitimate maintenance costs.

In September 1998, the Partnership entered into two lease agreements with Sun Pacific for the two aircraft which were previously leased to TWA. On April 2, 1999, the Partnership sold one of the aircraft to an unaffiliated entity, Sport Hawk Chicago, Inc. (the "Buyer"), for a selling price of approximately $2,629,000 and the lease with Sun Pacific for this plane was terminated. The selling price was determined by arm's-length negotiations between the Partnership and the Buyer. On April 16, 1999, Sun Pacific ceased commercial operations. The Partnership has notified Sun Pacific that they are in default of their lease agreement with respect to the second plane due to their failure to make the required rental payments to the Partnership. In addition, the remaining plane requires C-checks and corrosion repair, for which $201,979 has been reserved at December 31, 1999. Once the required maintenance of the remaining aircraft is complete, the General Partners will attempt to sell the aircraft to another carrier pursuant to the Liquidation Plan.

Revenues from each of the airlines as a percentage of the Partnership's total rental revenues are as follows:

                                        Percent of Rental Revenues
               ---------------------------------------------------
               Airline                  1999       1998       1997
               ---------------------------------------------------
               Eastwind                 17.0%      25.6%      15.5%
               Delta                    24.7       19.9       20.8
               TWA                        --        9.6       16.9
               Continental              58.3       44.9       46.8
               ---------------------------------------------------

The following is a schedule, by year, of future minimum rental income under all leases as of December 31, 1998.

               Year                                         Amount
               ---------------------------------------------------
               2000                                     $2,400,000
               2001                                        585,000
               ---------------------------------------------------
               Total                                    $2,985,000
               ===================================================

The above schedule of future minimum rental income is based on the existing terms of the leases and does not include the rental income that may result from the renewal of existing leases or the re-leasing of the aircraft, if any.

JETSTREAM, L.P.


5.  Distributions
Distributions declared aggregated $5,492,830 (approximately $1.11 per Unit), $3,604,449 (approximately $.73 per Unit) and $4,839,971 (approximately $.98 per
Unit) for the years ended December 31, 1999, 1998 and 1997, respectively. As of December 31, 1999, the Partnership had declared a distribution of $645,925, of which $639,466 (approximately $.13 per Unit) was paid to the Limited Partners and $6,459 was paid to the General Partners on March 6, 2000.

6.  Transactions with Affiliates

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

Resale Fee CAP receives a subordinated fee with respect to each aircraft sold by the Partnership in an amount equal to the lesser of (i) 3% of the contract sales price of the aircraft or (ii) an amount that is competitive with fees charged by nonaffiliates rendering comparable services. Such fees will be reduced (but not below zero) for any resale fees or commissions payable to third parties. The resale fee is subordinate to the Limited Partners receiving a priority return equal to their original capital contribution plus their preferred return. No resale fees were paid during 1999, 1998 and 1997.

Non-Subordinated Aircraft Marketing and Sale Fee Pursuant to the Liquidation Plan, an Amendment to the Partnership Agreement and the Joint Marketing Agreement, CAP will receive a fee of 2% and JAL will receive a fee of 1% on the contract sales price of each aircraft.

During 1999 the unitholders did not receive their Preferred Returns. Therefore these management fees have not been paid. The following is a summary of amounts earned by the General Partners and their affiliates during the years ended December 31, 1999, 1998 and 1997.

                                 Unpaid at                Earned
                               December 31,  ------------------------------
                                      1999       1999       1998       1997
     ----------------------------------------------------------------------
     Base Management Fee          $109,013   $ 49,287   $ 59,725   $ 62,872
     Incentive Management Fee      306,276    122,742    183,534    232,684
     Re-lease Fee                  263,591    119,175    144,416    152,312
     Resale Fee                    132,432     78,874         --         --
     ----------------------------------------------------------------------
                                  $811,312   $370,078   $387,675   $447,868
                                  =========================================

JETSTREAM, L.P.


7. Reconciliation of Difference between Net Income in the Financial Statements (Accrual Basis - Generally Accepted Accounting Principles) and Net Income in the Partnership's Tax Return

                                                          1999            1998            1997
----------------------------------------------------------------------------------------------
Net income, as reported                             $1,823,468      $  444,902      $1,149,074
Adjustments--
  Gain on sale of asset                                103,874              --              --
  Allowance for doubtful accounts                      616,831         533,453         (70,000)
  Depreciation differential between the Modified
    Accelerated Cost Recovery System and
    depreciation for financial reporting
    purposes                                         2,294,305       2,635,913       1,856,804
  Amortization                                              --              --          (6,361)
                                                    ------------------------------------------
Total adjustments                                    3,015,010       3,169,366       1,780,443
----------------------------------------------------------------------------------------------

Net income, per Partnership's tax return            $4,838,478      $3,614,268      $2,929,517
                                                    -----------------------------------------
The net income determined on the income tax
basis is allocated to the partners as follows:
  Limited partners (4,895,005 units)                $3,944,433      $3,578,125      $2,900,222
  General partners                                     894,045          36,143          29,295
                                                    ------------------------------------------
                                                     4,838,478      $3,614,268      $2,929,517
                                                    ------------------------------------------
Taxable income per limited partner unit                 $ 0.81          $ 0.73          $ 0.59
----------------------------------------------------------------------------------------------

As of December 31, 1999, the tax basis of total assets and total liabilities was $13,630,221 and $2,033,842, respectively.

8.  Contingencies

There may be costs associated with the process of marketing and selling the remaining aircraft owned by the Partnership and winding up the Partnership. In negotiating the sale of the aircraft now owned by the Partnership, the Partnership may be required to bear some or all of the costs of compliance with future Airworthiness Directives ("ADs") or ADs that have been issued but which did not mandate action during the previous lessee's lease term or in respect of which the previous lessee failed to comply. ADs are Federal Aviation Administration mandates requiring the airline to perform a specific maintenance task within a specified period of time. The aggregate effect on the Partnership of compliance with these standards is not determinable at this time and will depend upon a variety of factors including, but not limited to, the state of the commercial aircraft market, the extent of the AD, the availability of capable repair facilities and the effect, if any, that such compliance may have on the service lives of the affected aircraft. As described above, the cost to the Partnership of such compliance may be reduced to the extent that current or future lessees of the Partnership's aircraft effect such modifications under the terms of the current or future operating leases.

9.  Subsequent Event

In accordance with the Partnership's Liquidation Plan, the General Partners began marketing the aircraft for sale during the first quarter of 2000. Bids were received for several of the planes and on February 28, 2000 the Managing General Partner signed a letter of intent for the sale of the Partnership's 737-200 advanced aircraft. A contract is currently being negotiated with the prospective purchaser and it is anticipated that the plane will be sold during the second quarter of this year. However, there can be no assurance that the sale will close within this timeframe. In addition, the General Partners continue to market the remaining aircraft. Once the aircraft are sold and the Partnership's actual and contingent liabilities have been paid or reserved for, the sales proceeds will be distributed to the Limited Partners and the Partnership will be terminated.

JETSTREAM, L.P.


Schedule II  Valuation and Qualifying Accounts

                                                    Balance at      Charged to      Balance at
                                                     Beginning       Costs and          End of
                                                       of Year        Expenses            Year
----------------------------------------------------------------------------------------------
Allowance for doubtful accounts:
Year ended December 31, 1998                          $     --        $533,452      $  533,452
Year ended December 31, 1999                           533,452         616,832       1,150,284
----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------




To the Partners of JetStream, L.P.:

We have audited the accompanying balance sheets of JetStream, L.P. (a Delaware limited partnership) as of December 31, 1999 and 1998 and the related statements of income, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As described in Note 1 to the financial statements, a qualifying majority of the limited partner units have voted to approve a plan to liquidate the Partnership. As a result, the General Partners commenced implementation of the plan to sell the Partnership's remaining aircraft and subsequently terminate the Partnership.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetStream, L.P. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 14 is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                    ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 18, 2000, except with respect
  to the matter discussed in Note 9, as
  to which the date is February 28, 2000